GARCIN, RODRÍGUEZ Y COMTE, S.C.
El Carmen No. 651 Fracc. Camino Real
45040 Zapopan, Jalisco, Mexico

May 17, 2005



Securities and Exchange Commission
Office of International Corporation Fin
450 Fifth Street, NW
Washington, DC 20549
Attn: Paul Dudek

Re: Grupo Minsa, S.A. de C.V. (File No. 82-4453)
Rule 12g3-2(b) Submission

On behalf of Grupo Minsa, S.A. de C.V., enclosed for submission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 are (i) Grupo Minsa's audited financial statements for the year ended December 31, 2004, (ii) Grupo Minsa's report in respect of its general meeting of stockholders held on April 29, 2005 and (iii) Grupo Minsa's financial statements in respect of the quarter ended March 31, 2005.

Please contact the undersigned at 011-523-33122-8102 ext. 238 if you have any questions.

Sincerely,

Adolfo Garcin de la Cueva

NYI-2198851v1



Grupo Minsa, S.A. de C.V. y Subsidiarias
(Subsidiaria de Promotora Empresarial de Occidente, S.A. de C.V.)

Estados financieros consolidados por los años que terminaron el 31 de diciembre de 2004 y 2003, y Dictamen de los auditores independientes del 18 de marzo de 2005

Grupo Minsa, S.A. de C.V. y Subsidiarias
(Subsidiaria de Promotora Empresarial de Occidente, S.A. de C.V.)

Dictamen de los auditores independientes y estados financieros consolidados 2004 y 2003

Contenido **Página**

Deloitte.

Galaz, Yamazaki,
Ruiz Urquiza, S.C.
Paseo de la Reforma 505
Piso 28
Colonia Cuauhtémoc
06500 México, D.F.
México

Tel: +52 (55) 5080 6000
Fax: +52 (55) 5080 6001
www.deloitte.com/mx

Dictamen de los auditores independientes al Consejo de Administración y Accionistas de Grupo Minsa, S.A. de C.V.:

Hemos examinado los balances generales consolidados de Grupo Minsa, S.A. de C.V. y Subsidiarias (la "Compañía") al 31 de diciembre de 2004 y 2003 y los estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera, que les son relativos, por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas en México, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados en México. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

Como se menciona en la Nota 3.a., a partir del 1 de enero de 2004, la Compañía adoptó las disposiciones del Boletín C-15 "Deterioro en el valor de los activos de larga duración y su disposición", que establece que, si el valor presente de los flujos netos de efectivo futuros estimados de una unidad generadora de efectivo, es menor al valor en libros de los activos de larga duración, tangibles e intangibles, se debe reconocer una baja en su valor por deterioro. El efecto por la aplicación de este principio, fue una disminución en el valor de las marcas registradas por $270,508,000, y en el valor de la maquinaria por $90,227,000, un aumento en el activo por impuesto sobre la renta diferido por $108,978,000, y un cargo a los resultados del ejercicio por $251,757,000, que se presenta en el estado de resultados en el rubro efecto acumulado por cambio en principio de contabilidad.

Como se menciona en las Notas 10 y 20 a los estados financieros consolidados adjuntos, el 16 de marzo de 2005 la Compañía concluyó el proceso de reestructura de sus préstamos bancarios, firmando un nuevo contrato de crédito para liquidar anticipadamente los préstamos bancarios previamente contraídos.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Grupo Minsa, S.A. de C.V. y Subsidiarias al 31 de diciembre de 2004 y 2003, y los resultados de sus operaciones, las variaciones en el capital contable y los cambios en la situación financiera, por los años que terminaron en esas fechas, de conformidad con los principios de contabilidad generalmente aceptados en México.

Nuestras auditorias incluyeron el examen de los ajustes para convertir los estados financieros de las subsidiarias extranjeras, a los principios de contabilidad generalmente aceptados en México para propósitos de consolidación.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
Miembro de Deloitte Touche Tohmatsu

C.P.C. Luis Javier Fernández Barragán

18 de marzo de 2005

Grupo Minsa, S.A. de C.V. y Subsidiarias
(Subsidiaria de Promotora Empresarial de Occidente, S.A. de C.V.)

Balances generales consolidados

Al 31 de diciembre de 2004 y 2003
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2004)

Activo

	2004	2003
Activo circulante:		
Efectivo e inversiones temporales	$ 52,224	$ 71,706
Cuentas y documentos por cobrar, Neto	282,039	268,168
Cuentas por cobrar a partes relacionadas	99,926	55,144
Inventarios, Neto	79,252	80,377
Pagos anticipados	8,478	8,336
Total del activo circulante	521,919	483,731
Impuesto al valor agregado por cobrar a largo plazo	19,666	14,501
Inmuebles, maquinaria y equipo, Neto	1,496,644	1,630,544
Marcas registradas, Neto	-	270,508
Otros activos, Neto	35,641	64,007
Impuesto sobre la renta diferido	93,555	89,630
Total	$ 2,167,425	$ 2,552,921

Pasivo

	2004	2003
Pasivo circulante:		
Porción circulante de la deuda bancaria a largo plazo	$ 87,192	$ 96,565
Cuentas y documentos por pagar a proveedores	93,746	89,521
Cuentas por pagar a partes relacionadas	210,223	46,956
Otras cuentas por pagar y gastos acumulados	87,710	86,787
Total del pasivo circulante	478,871	319,829
Deuda bancaria a largo plazo	803,887	977,221
Obligaciones laborales	2,675	2,693
Total pasivo	1,285,433	1,299,743
Capital contable:		
Capital social	2,339,779	2,339,779
Prima en suscripción de acciones	463,332	463,332
Pérdidas acumuladas	(1,513,778)	(1,144,415)
Reserva para recompra de acciones	148,910	148,910
Insuficiencia en la actualización del capital contable	(639,325)	(637,502)
Efecto acumulado de impuesto sobre la renta diferido	84,388	84,388
Ajuste al pasivo adicional de obligaciones laborales al retiro	(1,314)	(1,314)
Total del capital contable	881,992	1,253,178
Total	$ 2,167,425	$ 2,552,921

Las notas adjuntas son parte de los estados financieros consolidados.

Grupo Minsa, S.A. de C.V. y Subsidiarias
(Subsidiaria de Promotora Empresarial de Occidente, S.A. de C.V.)

Estados consolidados de resultados

Por los años que terminaron el 31 de diciembre de 2004 y 2003
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2004, excepto la utilidad por acción que se expresa en pesos)

	2004	2003
Ventas netas	$ 2,246,101	$ 2,213,093
Costos y gastos:		
Costo de ventas	1,763,137	1,764,632
Gastos de venta, administración y generales	424,895	482,863
	2,188,032	2,247,495
Utilidad (pérdida) de operación	58,069	(34,402)
Otros ingresos, Neto	4,002	20,995
Partida especial	(16,585)	(76,025)
Costo integral de financiamiento:		
Gastos por intereses	(117,035)	(113,806)
Ingresos por intereses	2,309	3,327
Pérdida cambiaria, Neta	(2,003)	(67,409)
Ganancia por posición monetaria	38,671	32,869
	(78,058)	(145,019)
Pérdida antes de impuesto sobre la renta diferido	(32,572)	(234,451)
Impuesto sobre la renta diferido	(85,034)	(30,647)
Pérdida antes de efecto acumulado por cambio en principio de contabilidad	(117,606)	(265,098)
Efecto acumulado por cambio en principio de contabilidad	(251,757)	-
Pérdida neta consolidada	$ (369,363)	$ (265,098)
Pérdida por acción:		
Pérdida básica por acción ordinaria	$ (0.75)	$ (1.70)
Efecto acumulado por cambio en principio de contabilidad	$ (1.62)	$ -
Promedio ponderado de acciones en circulación	155,641,049	155,641,049

Las notas adjuntas son parte de los estados financieros consolidados.

diarias
arial de Occidente, S.A. de C.V.)

variaciones en el capital contable

e 2004 y 2003
diciembre de 2004)

Capital social Histórico	Capital social Actualización	Prima en suscripción de acciones	Pérdidas acumuladas	Reserva para recompra de acciones	Insuficiencia en la actualización del capital contable	Efecto acumulado de impuesto sobre la renta diferido	Ajuste al pasivo adicional de obligaciones laborales al retiro	Total del capital contable
$ 622,564	$ 1,717,215	$ 463,332	$ (879,317)	$ 148,910	$ (691,661)	$ 84,388	$ (1,314)	$ 1,464,117
-	-	-	(265,098)	-	54,159	-	-	(210,939)
622,564	1,717,215	463,332	(1,144,415)	148,910	(637,502)	84,388	(1,314)	1,253,178
-	-	-	(369,363)	-	(1,823)	-	-	(371,186)
$ 622,564	$ 1,717,215	$ 463,332	$ (1,513,778)	$ 148,910	$ (639,325)	$ 84,388	$ (1,314)	$ 881,992

ancieros consolidados.

Grupo Minsa, S.A. de C.V. y Subsidiarias
(Subsidiaria de Promotora Empresarial de Occidente, S.A. de C.V.)

Estados consolidados de cambios en la situación financiera

Por los años que terminaron el 31 de diciembre de 2004 y 2003
(En miles pesos de poder adquisitivo del 31 de diciembre de 2004)

	2004	2003
Operación:		
Pérdida antes de efecto acumulado por cambio en principio de contabilidad	$ (117,606)	$ (265,098)
Más (menos)- Partidas en resultados que no requirieron (generaron) recursos-		
Depreciación y amortización	116,831	163,994
Impuesto sobre la renta diferido	85,034	30,647
Obligaciones laborales al retiro	632	627
	84,891	(69,830)
Cambios en activos y pasivos de operación-		
(Aumento) disminución en:		
Cuentas y documentos por cobrar	(13,871)	18,785
Cuentas por cobrar a partes relacionadas	(44,782)	(34,472)
Inventarios	(698)	239,887
Pagos anticipados	(142)	(7,571)
Aumento (disminución) en:		
Cuentas y documentos por pagar a proveedores	4,225	(6,386)
Cuentas por pagar a partes relacionadas	163,267	(161,875)
Otras cuentas por pagar y gastos acumulados	923	(1,984)
Obligaciones laborales	(650)	(311)
	108,272	46,073
Efecto acumulado por cambio en principio de contabilidad	(251,757)	-
Recursos netos utilizados en las operaciones	(58,594)	(23,757)
Financiamientos:		
Variación de préstamos bancarios	(182,707)	(16,898)
Recursos netos utilizados en actividades de financiamiento	(182,707)	(16,898)
Inversiones:		
Disminución en la cuenta por cobrar a largo plazo	-	97,024
Impuesto al valor agregado por cobrar a largo plazo	(5,165)	(14,501)
Efecto acumulado de deterioro de marcas registradas	270,508	-
Efecto acumulado de deterioro de maquinaria	90,227	-
Adquisición de inmuebles, maquinaria y equipo, Neto	(51,187)	(13,074)
Otros activos	6,395	(5,424)
Impuesto sobre la renta diferido	(88,959)	(13,722)
Recursos netos generados por actividades de inversión	221,819	50,303
Efectivo e inversiones temporales:		
(Disminución) aumento	(19,482)	9,648
Saldos al inicio del año	71,706	62,058
Saldos al final del año	$ 52,224	$ 71,706

Las notas adjuntas son parte de los estados financieros consolidados.

Notas a los estados financieros consolidados

Por los años que terminaron el 31 de diciembre de 2004 y 2003
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2004)

1. Actividades

Grupo Minsa, S.A. de C.V. ("Grupo Minsa") y sus subsidiarias (la "Compañía"), es subsidiaria de Promotora Empresarial de Occidente, S.A. de C.V. y su principal actividad es actuar como tenedora de las acciones de compañías dedicadas a la producción y venta de harina de maíz nixtamalizado, en México, los Estados Unidos de Norteamérica y Centroamérica.

2. Bases de presentación

a. ***Consolidación de estados financieros*** - Los estados financieros consolidados incluyen los correspondientes a Grupo Minsa y los de sus subsidiarias, cuya participación accionaria en su capital social se muestra a continuación:

Compañía	% de Tenencia
Minsa, S.A. de C.V. (Minsa)	99.99
Minsa Corporation (Minsa Corporation)	100.00
Maíz Industrializado de Centroamérica, S.A. (Minsa Centroamérica)	100.00
Servicios Corporativos Minsa, S.A. de C.V.	99.99
Operadora Minsa, S.A. de C.V.	99.99
Servicios Administrativos Minsa, S.A. de C.V.	99.99
Maíz Industrializado del Sureste, S.A. de C.V.	99.99
Maíz Industrializado del Occidente, S.A. de C.V.	99.99
Maíz Industrializado del Golfo, S.A. de C.V.	99.99
Maíz Industrializado del Norte, S.A. de C.V.	99.99
Servicios la Fábrica, S.A. de C.V.	99.99

Los saldos y operaciones intercompañías importantes, han sido eliminados en estos estados financieros consolidados.

Con fecha 30 de noviembre de 2003 Minsa fusionó a Maíz Industrializado del Noreste, S.A. de C.V., la fusión surtió efectos contables y fiscales en esa misma fecha, por lo que a partir de esa fecha, Maíz Industrializado del Noreste, S.A. de C.V. dejó de existir como entidad legal.

b. ***Conversión de estados financieros de subsidiarias extranjeras*** - Para consolidar los estados financieros de las subsidiarias extranjeras Minsa Corporation y Minsa Centroamérica, cuyas operaciones se encuentran integradas a las de la Compañía, los activos y pasivos monetarios fueron convertidos al tipo de cambio de cierre del balance general, y los activos y pasivos no monetarios y el capital contable fueron convertidos al tipo de cambio histórico de la fecha en que se realizaron las operaciones y las aportaciones, respectivamente. Los ingresos, costos y gastos, fueron convertidos al tipo de cambio promedio ponderado del ejercicio, y las cifras resultantes se actualizan aplicando el Índice Nacional de Precios al Consumidor (INPC). Los efectos de conversión se registran en los resultados del ejercicio en el costo integral de financiamiento, dichos efectos no son importantes.

c. ***Pérdida integral*** - Es la modificación del capital contable durante el ejercicio por conceptos que no son distribuciones y movimientos del capital contribuido, se integra por la pérdida neta del ejercicio más otras partidas que representan una ganancia o pérdida del mismo período y se presentan directamente en el capital contable, sin afectar el estado de resultados. En 2004 y 2003 la otra partida de la pérdida integral está representada por el exceso (insuficiencia) en la actualización del capital contable.

d. ***Reclasificaciones*** - Los estados financieros por el año que terminó el 31 de diciembre de 2003 han sido reclasificados en ciertos rubros para conformar su presentación con la utilizada en 2004.

3. Resumen de las principales políticas contables

Las políticas contables que sigue la Compañía están de acuerdo con los principios de contabilidad generalmente aceptados en México, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice determinados supuestos para valuar algunas de las partidas de los estados financieros y para efectuar las revelaciones que se requieren en los mismos. Aun cuando los resultados reales pueden diferir de dichas estimaciones, la administración de la Compañía considera que las estimaciones y supuestos utilizados fueron los adecuados en las circunstancias. Las principales políticas contables seguidas por la Compañía son las siguientes:

a. **Cambios en políticas contables -**

i) A partir del 1 de enero de 2004, la Compañía adoptó las disposiciones del Boletín C-15 "Deterioro en el valor de los activos de larga duración y su disposición" ("C-15"). El C-15 establece, entre otros aspectos, nuevas reglas para el cálculo y reconocimiento de pérdidas por deterioro y su reversión; ante la presencia de indicios de deterioro de un activo de larga duración en uso, tangible e intangible, que no sean de carácter temporal, las entidades deben determinar la posible pérdida por deterioro. Para calcular la pérdida por deterioro se debe determinar el valor de recuperación, que ahora se define como el mayor entre el precio neto de venta de una unidad generadora de efectivo y su valor de uso. El valor de uso es el valor presente de los flujos netos de efectivo futuros, utilizando una tasa apropiada de descuento. El efecto por la aplicación de este principio, fue una disminución en el valor de las marcas registradas por $270,508, y en el valor de la maquinaria por $90,227, un aumento en el activo por impuesto sobre la renta diferido de $108,978, y un cargo a los resultados del ejercicio por $251,757.

ii) A partir del 1° de enero de 2004, la Compañía adoptó las disposiciones del nuevo Boletín C-12 "Instrumentos financieros con características de pasivo, de capital o de ambos". La adopción de este nuevo principio contable, no tuvo efecto en su situación financiera y resultados de la Compañía.

A partir del 1 de enero de 2003, la Compañía también adoptó los Boletines C-8 "Activos Intangibles" y C-9 "Pasivo, Provisiones, Activos y Pasivos Contingentes y Compromisos ". No hubo efecto por la aplicación de estos nuevos principios contables en los estados financieros consolidados.

b. ***Reconocimiento de los efectos de la inflación*** - La Compañía actualiza sus estados financieros en términos de pesos de poder adquisitivo de la fecha del último balance general que se presenta, reconociendo así los efectos de la inflación en la información financiera. En consecuencia, los estados financieros del año anterior que se presentan, también han sido actualizados en términos del mismo poder adquisitivo y sus cifras difieren de las originalmente presentadas que estaban en pesos de poder adquisitivo del cierre del año anterior. Consecuentemente, las cifras de los estados financieros adjuntos son comparables, al estar todas expresadas en pesos constantes.

c. ***Inversiones temporales*** - Se valúan al costo de adquisición, mas rendimientos devengados o a su valor de mercado, el que sea menor.

d. *Inventarios y costo de ventas* - Los inventarios se registran originalmente al costo de adquisición o fabricación, el cual se actualiza a su valor específico de reposición, sin exceder su valor de mercado. El costo de ventas se actualiza utilizando el costo de reposición al momento de su venta.

e. *Inmuebles, maquinaria y equipo* - Se registran al costo de adquisición, y se actualizan aplicando factores derivados del INPC. En el caso de activos fijos de origen extranjero su costo de adquisición se actualiza con la inflación del país de origen y se considera la fluctuación del peso mexicano con relación a la moneda de dicho país de origen. La depreciación se calcula conforme al método de línea recta con base a la vida útil remanente de los activos.

f. *Marcas registradas* - Se registran al costo de adquisición y se actualizan mediante la aplicación de factores derivados del INPC. La amortización se calcula por el método de línea recta en veinte años. La amortización acumulada al 31 de diciembre de 2003 fue de $277,962, y el cargo a resultados fue de $30,737 por el año terminado el 31 de diciembre de 2003. Debido a la adopción del boletín C-15 que se menciona en la Nota 3.a., el valor de las marcas fue cancelado en su totalidad durante 2004.

g. *Otros activos* - Se registran al costo de adquisición y se actualizan mediante la aplicación de factores derivados del INPC. La amortización se calcula por el método de línea recta.

h. *Instrumentos financieros* - Los activos y pasivos financieros que resultan de cualquier tipo de instrumento financiero, excepto por las inversiones en instrumentos financieros conservados a su vencimiento, se valúan a su valor razonable y se presentan en el balance general. Los efectos de la valuación de un activo o pasivo financiero se reconocen en los resultados del período al que corresponden. Las inversiones en instrumentos financieros que son conservados a su vencimiento se valúan a su costo de adquisición. Los rendimientos y costos de los instrumentos financieros se reconocen en los resultados del ejercicio en que se devengan.

i. *Obligaciones laborales al retiro* - El pasivo por prima de antigüedad se registra conforme se devenga, el cual se calcula por actuarios independientes con base en el método de crédito unitario proyectado utilizando tasas de interés reales. Por lo tanto, se está reconociendo el pasivo que a valor presente, se estima cubrirá la obligación por este beneficio a la fecha estimada de retiro del conjunto de empleados que labora en la Compañía. Las indemnizaciones se cargan a los resultados cuando se toma la decisión de pagarlas.

j. *Provisiones* - Cuando la Compañía tiene una obligación presente como resultado de un evento pasado, que probablemente resulte en la salida de recursos económicos y que pueda ser estimada razonablemente, se reconoce una provisión.

k. *Impuesto sobre la renta, impuesto al activo y participación de los trabajadores en las utilidades* - Las provisiones para el impuesto sobre la renta ("ISR") y participación de los trabajadores en las utilidades ("PTU"), se registran en los resultados del año en que se causan, y se reconoce el ISR diferido proveniente de las diferencias temporales que resultan de la comparación de los valores contables y fiscales de los activos y pasivos, y en su caso, se incluye el beneficio de las pérdidas fiscales por amortizar. El ISR diferido activo, se registra sólo cuando existe alta probabilidad de que pueda recuperarse. Se reconoce la PTU diferida proveniente de las diferencias temporales entre el resultado contable y la renta gravable, sólo cuando se pueda presumir razonablemente que van a provocar un pasivo o beneficio, y no exista algún indicio de que vaya a cambiar esa situación, de tal manera que los pasivos o los beneficios no se materialicen.

El impuesto al activo pagado que se espera recuperar, se registra como un anticipo de ISR y se presenta en el balance general disminuyendo el pasivo por ISR diferido.

l. ***Operaciones en moneda extranjera*** - Las operaciones en moneda extranjera se registran al tipo de cambio vigente a la fecha de su celebración. Los activos y pasivos monetarios en moneda extranjera se valúan en moneda nacional al tipo de cambio vigente a la fecha de los estados financieros. Las fluctuaciones cambiarias se registran en los resultados.

m. ***Insuficiencia en la actualización del capital contable*** - Se integra del resultado por posición monetaria acumulado hasta la primera actualización y la ganancia (o pérdida) por tenencia de activos no monetarios, que representa el cambio en el nivel específico de precios por encima o (por debajo) de la inflación.

n. ***Reconocimiento de ingresos*** - Los ingresos se reconocen el período en el que se transfieren los riesgos y beneficios de los inventarios a los clientes que los adquieren, lo cual generalmente ocurre cuando se entregan dichos inventarios o embarcan para su envío al cliente y éste asume la responsabilidad sobre los mismos.

o. ***Resultado por posición monetaria*** - El resultado por posición monetaria, que representa la erosión del poder adquisitivo de las partidas monetarias originada por la inflación, se calcula aplicando factores derivados del INPC a la posición monetaria neta mensual. La ganancia se origina de mantener una posición monetaria pasiva neta.

p. ***Pérdida por acción*** - La pérdida básica por acción ordinaria se calcula dividiendo la pérdida neta consolidada entre el promedio ponderado de acciones ordinarias en circulación durante el ejercicio.

4. Efectivo e inversiones temporales

	2004	2003
Efectivo	$ 40,827	$ 47,492
Inversiones temporales	11,397	24,214
	$ 52,224	$ 71,706

5. Cuentas y documentos por cobrar

	2004	2003
Clientes	$ 203,692	$ 210,230
Estimación para cuentas de cobro dudoso	(15,483)	(17,375)
	188,209	192,855
Impuesto al valor agregado por acreditar	73,085	54,312
Impuestos por recuperar	19,425	18,663
Otras cuentas por cobrar	1,320	2,338
	$ 282,039	$ 268,168

6. Inventarios

	2004	2003
Producto terminado	$ 37,820	$ 38,688
Producción en proceso	3,551	4,242
Materias primas y otros	23,640	25,645
Refacciones, neta de reserva	12,738	9,875
Anticipo a proveedores	1,503	1,500
Mercancías en tránsito	-	427
	$ 79,252	$ 80,377

7. Inmuebles, maquinaria y equipo

	Tasa promedio de depreciación	2004	2003
Planta e instalaciones	3.04%	$ 653,318	$ 669,844
Maquinaria y equipo	5.08%	1,325,401	1,336,094
Equipo de transporte	16.62%	42,483	44,335
Equipo de cómputo	14.46%	53,333	80,028
Mobiliario y equipo de oficina	9.50%	33,590	47,174
		2,108,125	2,177,475
Depreciación acumulada		(799,089)	(733,793)
		1,309,036	1,443,682
Terrenos		174,479	174,479
Construcciones en proceso		13,129	12,383
		$ 1,496,644	$ 1,630,544

Los inmuebles, maquinaria y equipo de la Compañía garantizan los préstamos bancarios (véase Nota 10). Se tienen identificados inmuebles como activos no productivos, disponibles para su venta por un monto de $39,253.

8. Otros activos

	2004	2003
Gastos preoperativos y de instalación	$ 17,515	$ 19,742
Servicios de asesoría	35,934	37,467
Crédito mercantil registrado en Minsa Corporation	21,320	21,653
Software y licencias	19,759	41,876
Otros	2,436	8,876
	96,964	129,614
Menos- Amortización acumulada	(65,855)	(70,377)
	31,109	59,237
Inversión en acciones	4,532	4,770
	$ 35,641	$ 64,007

9. Otras cuentas por pagar y gastos acumulados

	2004	2003
Impuestos por pagar	$ 8,029	$ 20,637
Documentos por pagar	19,907	10,211
Acreedores diversos	36,513	36,405
Intereses por pagar de préstamos bancarios	14,692	13,027
Otras	8,569	6,507
	$ 87,710	$ 86,787

10. Deuda bancaria a corto y largo plazo

	Tasa de interés	2004	2003
Corto plazo:			
Deuda en moneda nacional	TIIE + 1.875 a 3%	$ -	$ 23,456
Deuda en dólares americanos	LIBOR + 1.875 a 4%	37,391	70,366
Otros créditos a corto plazo en dólares americanos	Varias	49,801	2,743
		$ 87,192	$ 96,565
Largo plazo:			
Deuda en moneda nacional	TIIE + 1.875 a 3%	$ 196,552	$ 237,746
Deuda en dólares americanos	LIBOR + 1.875 a 4%	607,158	736,056
Otros créditos a largo plazo en dólares americanos	Varias	177	3,419
		$ 803,887	$ 977,221

Al 31 de diciembre de 2004 la tasa LIBOR a tres meses fue de 2.564% y la tasa TIIE fue de 9.11%. Los créditos contratados en pesos por $ 230 millones y los contratados en dólares americanos por 66.4 millones de dólares, ambos mas los intereses, y parte de los costos y honorarios de reestructuración, capitalizados en sus respectivas monedas, se mantendrán en la moneda en que se contrataron, el monto total reestructurado ascendió a un equivalente de 95.8 millones de dólares. El pago de los préstamos se estableció en cinco abonos anuales y consecutivos a partir del 15 de diciembre de 2003.

Como se menciona en la nota 20, esta deuda bancaria fue liquidada en su totalidad y se contrató un nuevo crédito bancario por $20 millones de dólares americanos con vencimiento en 2008, consecuentemente los vencimientos de la deuda bancaria se clasifican conforme a los vencimientos de la nueva deuda bancaria.

11. Obligaciones laborales

El pasivo por obligaciones laborales se deriva de la prima de antigüedad a los empleados al momento de su retiro. El pasivo relativo y el costo anual de calculan por actuario independiente, bajo el método de crédito unitario proyectado.

El monto del pasivo se origina por:

	2004	2003
Obligaciones por beneficios proyectados (OBP)	$ 2,723	$ 2,691
Activo de transición por amortizar	(3)	(6)
Variaciones en supuestos por amortizar	(2,070)	(1,917)
Pasivo adicional	2,025	1,925
Pasivo neto proyectado	$ 2,675	$ 2,693

Al 31 de diciembre de 2004 y 2003, el monto de la obligación por servicios actuales (OBA), (equivalente al OBP sin proyectar los sueldos a la fecha de retiro) excede al monto del pasivo en $2,025, y $1,925 respectivamente por lo que se reconoció este importe como un pasivo adicional, y en virtud de que no se tiene un pasivo de transición dicho exceso se registró en la cuenta de "ajuste al pasivo adicional de obligaciones laborales al retiro" en el capital contable.

El costo neto del período de las obligaciones laborales, se integra como sigue:

	2004	2003
Costo laboral	$ 361	$ 340
Costo financiero	127	123
Amortización del activo de transición	47	46
Amortización de variaciones en supuestos	97	118
Costo neto del período	$ 632	$ 627

Las tasas reales utilizadas en las proyecciones actuariales durante 2004 y 2003 son:

Tasa de interés	5.5%
Tasa de incremento de sueldos	2.5%

12. Capital contable

Al 31 de diciembre de 2004 y 2003, el capital social está integrado como sigue:

	Número autorizado de acciones	Acciones en circulación	Importe
Fijo sin derecho a retiro- Acciones nominativas Serie "B", Clase I, sin expresión de valor nominal, de suscripción libre, con derecho a voto	65,070,925	65,070,925	$ 258,608
Variable- Acciones nominativas Series "B", Clase II, sin expresión de valor nominal, de suscripción libre, con derecho a voto	105,048,852	90,570,124	363,956
			$ 622,564

De conformidad con lo establecido en los contratos de préstamos bancarios, la Compañía no puede reducir su capital ni decretar dividendos.

Las utilidades retenidas incluyen la reserva legal, la cual puede capitalizarse, pero no debe repartirse a menos que se disuelva la sociedad, y debe ser reconstituida cuando disminuya por cualquier motivo. Al 31 de diciembre de 2004 y 2003, su importe a valor nominal asciende a $15,086.

13. Saldos y operaciones en moneda extranjera

a. La posición monetaria en moneda extranjera al cierre de 2004 y 2003 sin incluir los activos y pasivos de las subsidiarias extranjeras, es como sigue:

	Miles de dólares americanos	
	2004	2003
Activo circulante	436	33
Pasivo circulante	(17,868)	(6,669)
Largo plazo	(57,626)	(62,478)
	(75,494)	(69,147)
Posición monetaria neta pasiva en moneda extranjera	(75,058)	(69,114)

b. Los activos no monetarios de origen extranjero sin incluir los de subsidiarias extranjeras al 31 de diciembre de 2004 y 2003, corresponden a la maquinaria y equipo por un monto de 24 millones de dólares americanos

c. Las operaciones en moneda extranjera fueron como sigue:

	Miles de dólares americanos	
	2004	2003
Gastos por intereses	3,853	3,214

d. Los tipos de cambio vigentes a la fecha de los estados financieros y a la fecha de su emisión fueron como sigue:

	31 de diciembre de		18 de marzo de
	2004	2003	2005
Dólar bancario	$ 11.2183	$ 11.1998	$ 11.2193

e. La Compañía tiene una subsidiaria en Estados Unidos de Norte América y otra en Guatemala. La información combinada de estas subsidiarias se resume a continuación:

	Miles de dólares americanos	
	2004	2003
Inventarios	3,706	3,672
Otros activos circulantes	10,103	8,600
Pasivo circulante	(7,715)	(5,267)
Capital de trabajo, Neto	6,094	7,005
Inmuebles, maquinaria y equipo, Neto	17,188	15,367
Otros activos	1,375	1,335
Pasivo a largo plazo	(254)	(1,952)
Capital contable	24,403	21,755
Ventas	47,642	39,007
Costo de ventas	(39,163)	(31,785)
	8,479	7,222
Gastos de operación, Neto	(7,807)	(7,553)
Ingreso (costo) integral de financiamiento, Neto	51	29
Utilidad (pérdida) neta	723	(302)

14. Transacciones y saldos con partes relacionadas

a. Las transacciones con partes relacionadas efectuadas en el curso normal de sus operaciones, fueron como sigue:

	2004	2003
Ingresos-		
Servicios administrativos	$ 230	$ 15,913
Egresos-		
Compras de maíz	$ 844,958	$ 802,025
Servicios administrativos	$ 7,026	$ 4,496
Intereses	$ 2,480	$ 2,805
Servicios de almacenaje	$ 5,212	$ 1,390

b. Los saldos por cobrar y pagar a partes relacionadas son:

	2004	2003
Por cobrar-		
Fomento e Ingeniería en Comercialización, S.A. de C.V.	$ 99,926	$ 40,306
Almacenadora Mercader, S.A. de C.V.	-	14,838
	$ 99,926	$ 55,144
Por pagar-		
Promotora Empresarial de Occidente, S.A. de C.V. ("PEO")	$ 160,912	$ -
Grupo Empresarial G, S.A. de C.V. ("Grupo G")	39,535	42,587
Hicks, Muse, Tate and Furst, Inc.	-	4,369
Almacenadora Mercader, S.A.	9,776	-
	$ 210,223	$ 46,956

c. En diciembre de 2003, Grupo G (compañía relacionada), fondeó a la Compañía 2 millones de dólares americanos, como parte de las obligaciones que los préstamos bancarios imponían a los accionistas.

d. En diciembre de 2004, PEO fondeó a la Compañía 14.3 millones de dólares americanos con la finalidad de pagar los vencimientos de la deuda bancaria a esa fecha.

15. Impuesto sobre la renta, impuesto al activo y participación de los trabajadores en las utilidades

La Compañía está sujeta al impuesto sobre la renta ("ISR") y al impuesto al activo ("IMPAC"). El ISR se calcula considerando como gravables o deducibles ciertos efectos de la inflación, tales como la depreciación calculada sobre valores en precios constantes y la deducción de compras en lugar del costo de ventas, lo que permite deducir costos actuales, y se acumula o deduce el efecto de la inflación sobre ciertos activos y pasivos monetarios a través del ajuste anual por inflación, el cual es similar al resultado por posición monetaria. La tasa del ISR fue 33% en 2004 y 34% en 2003. Por otra parte, el IMPAC se causa a razón del 1.8% del promedio neto de la mayoría de los activos (a valores actualizados) y de ciertos pasivos, y se paga únicamente por el monto en que exceda al ISR del año; cualquier pago que se efectúe es recuperable contra el monto en que el ISR exceda al IMPAC en los diez ejercicios subsecuentes.

El 1 de diciembre de 2004 se publicaron modificaciones a las Leyes del ISR e IMPAC aplicables a partir de 2005, siendo las principales: a) Se reduce la tasa del ISR a 30% para el año 2005, a 29% en 2006 y a 28% de 2007 en adelante; b) Para efectos de ISR se deducirá el costo de ventas en lugar de las adquisiciones de los inventarios; c) En 2005 se podrá optar por acumular en un periodo de 4 a 12 años los inventarios al 31 de diciembre de 2004, determinados con base en las reglas fiscales; al optar por acumular los inventarios el saldo de éstos se deberá disminuir con el saldo no deducido de los inventarios de la Regla 106 y las pérdidas fiscales por amortizar, y se podrá deducir el costo de ventas de los inventarios conforme se enajenen; d) A partir de 2006 será deducible en su totalidad la participación a los trabajadores en las utilidades que se pague y e) Se incluyen los pasivos bancarios y con extranjeros para determinar la base gravable del IMPAC.

a. El impuesto sobre la renta se integra como sigue:

	2004	2003
Impuesto sobre la renta:		
Anticipado	$ 33,145	$ 42,896
Efecto por reducción de tasas	(12,207)	(2,979)
Estimación para valuación de pérdidas fiscales e IMPAC de difícil recuperación	(105,972)	(70,564)
	$ (85,034)	$ (30,647)

Para la determinación del ISR diferido al 31 de diciembre de 2004, la Compañía aplicó las diversas tasas que estarán vigentes a partir de 2005, a las diferencias temporales, de acuerdo a su fecha estimada de reversión.

b. La conciliación de la tasa legal del ISR y la tasa efectiva expresadas como un por ciento de la pérdida antes de ISR diferido y efecto acumulado por cambio en principio de contabilidad por los ejercicios 2004 y 2003, es:

	2004	2003
Tasa legal	33%	34%
Más (menos) - efecto de diferencias permanentes-		
Gastos no deducibles	(75%)	(23%)
Estimación para pérdidas fiscales e IMPAC de difícil recuperación	325%	30%
Efectos de la inflación	10%	3%
Efecto en el ISR diferido por reducción de tasa	(4%)	(1%)
Otras partidas	(28%)	(30%)
Tasa efectiva	261%	13%

c. Los principales conceptos que originan el saldo del activo por ISR diferido al 31 de diciembre de 2004 y 2003 son:

	2004	2003
Inmuebles, maquinaria y equipo	$ (99,795)	$ (128,588)
Inventarios	(12,614)	(12,152)
Marcas registradas y cargos diferidos	15,468	(82,229)
Reservas	15,874	12,293
Pérdidas fiscales por amortizar	349,697	369,480
IMPAC por recuperar	1,461	1,390
Estimación de pérdidas fiscales e IMPAC de difícil recuperación	(176,536)	(70,564)
	$ 93,555	$ 89,630

d. Los beneficios de las pérdidas fiscales actualizadas pendientes de amortizar y el IMPAC por recuperar por los que ya se ha reconocido parcialmente el activo por ISR diferido y un pago anticipado por ISR, respectivamente, pueden recuperarse cumpliendo con ciertos requisitos. Los años de vencimiento y sus montos actualizados al 31 de diciembre de 2004 son:

Vencimiento	Pérdidas amortizables actualizadas	IMPAC recuperable
2007	$ 102,582	$ -
2008	73,452	-
2009	22,387	-
2010	280,195	-
2011	137,502	-
2012	138,336	1,055
2013	347,358	335
2014	63,843	71
	$ 1,165,655	$ 1,461

16. Análisis de la partida especial

	2004	2003
Gastos por reestructura de deuda bancaria	$ 16,585	$ 29,853
Pérdida por dación en pago	-	25,886
Estimación por dudoso cobro de la cuenta por cobrar a largo plazo	-	20,286
	$ 16,585	$ 76,025

17. Compromisos contraídos y contingencias

a. ***Compromisos de compra*** - Al 31 de diciembre de 2004, Minsa Corporation tenía compromisos por contrato para la compra de 128.8 millones de libras de maíz blanco de diferentes grados, a precios que variaban desde 0.059 hasta 0.076 centavos de dólar por libra, y 102.5 millones de libras de maíz amarillo de diferentes grados, a precios que variaban de 0.059 a 0.071 centavos de dólar por libra. Estos compromisos de compra reflejan las cantidades de los requerimientos de maíz proyectados para 2005, referentes a la operación de las plantas en los Estados Unidos de Norteamérica.

b. ***Contingencia sobre cuestiones ambientales*** - Las operaciones de Minsa Corporation están sujetas a reglas de protección ambiental federales y estatales. Antes de la adquisición de la planta de Masa en Muleshoe, Texas AMD Milling Co. (ADM), realizó un estudio ambiental de Fase II de esta instalación e identificó varias situaciones ambientales. De acuerdo al Contrato de Adquisición, la Compañía recibió indemnización de ADM y de manera secundaria de Azteca Milling L.P. respecto a todas las posibles contingencias ambientales que existían al momento de la adquisición. La Administración considera que el resultado final de las situaciones identificadas no tendrá un efecto adverso en la situación financiera de la Compañía o en sus resultados de operación.

c. ***Juicios y litigios*** - Algunas subsidiarias tienen juicios pendientes a favor o en contra, como resultado del curso normal de sus operaciones. Tales juicios involucran incertidumbres y en algunos casos, es posible que los mismos se resuelvan en contra de las compañías. No obstante que no es posible determinar los importes involucrados en los juicios pendientes, la administración considera que cualquier pasivo resultante no afectaría materialmente la situación financiera o los resultados de operación de las compañías.

d. *Arrendamiento operativo* – En septiembre de 2004, la Compañía contrató un arrendamiento financiero del almacén, ubicado en California, con vencimiento en octubre de 2009 y establece pagos mensuales de 13,024 dólares americanos. Por otro lado, la Compañía, tiene contratados arrendamientos de equipo de oficina.

Los vencimientos de los pagos mínimos establecidos son:

Vencimiento	Dólares americanos
2005	175,001
2006	168,287
2007	167,642
2008	172,507
2009	130,891
Total	814,328

Los gastos por rentas operativos ascendieron a $516 y $341 al 31 de diciembre de 2004 y 2003, respectivamente.

18. Instrumentos financieros

Minsa Corporation tiene celebrados contratos de cobertura de riesgos para protegerse de la volatilidad del precio del gas natural por un monto de 595,000 dólares americanos al 31 de diciembre de 2003. El valor justo de dichos contratos representó un registro en el balance general al 31 de diciembre de 2004 como un activo circulante por $47. Estas opciones tuvieron diferentes fechas de vencimiento, en el primer trimestre de 2004. La pérdida neta registrada por esta operación al 31 de diciembre de 2004 fue de $175. La caída en el valor justo de mercado fue registrada en el costo de ventas, ya que los instrumentos derivados no se consideran coberturas para efectos contables.

No se tienen contratos de opciones de cobertura de gas natural al 31 de diciembre de 2004.

19. Nuevos pronunciamientos contables

En abril de 2004, el Instituto Mexicano de Contadores Públicos, A.C. ("IMCP") emitió el Boletín C-10 "Instrumentos financieros derivados y operaciones de cobertura" ("C-10") de aplicación obligatoria para estados financieros que inicien el 1 de enero de 2005, aunque recomienda su aplicación anticipada. En términos generales el C-10 establece que en las coberturas de valor razonable, la fluctuación en el valor razonable, tanto del derivado como de la posición abierta de riesgo, debe ser reconocida en los resultados del periodo en que ocurre, mientras que en las coberturas de flujo de efectivo, la porción efectiva de las fluctuaciones de valor razonable deben reconocerse en la cuenta de utilidad integral dentro del capital contable, y la porción inefectiva se debe reconocer en los resultados del periodo.

En cuanto a los instrumentos financieros derivados, se establecen las características que deben reunir para ser considerados como tales y se mejoran y adicionan definiciones de términos. Se incorporan disposiciones respecto a los elementos que participan en operaciones de cobertura, incluyendo la documentación formal previa al inicio de la cobertura y la medición de la efectividad de la cobertura, entre otros, clasifica a las coberturas en tres tipos: a) de valor razonable, b) de flujo de efectivo y c) de moneda extranjera, y proporciona reglas específicas, por tipo de cobertura, para su valuación, reconocimiento, presentación y revelación. La compañía está en proceso de evaluación de los efectos por la aplicación de este principio contable.

En abril de 2004, el IMCP emitió el Documento de Adecuaciones al Boletín C-2 ("C-2"), de aplicación obligatoria para estados financieros que inicien el 1 de enero de 2005; aunque recomienda su aplicación anticipada. El C-2 establece principalmente que las fluctuaciones en el valor razonable de los instrumentos financieros clasificados como disponibles para su venta, debe ser reconocida en la utilidad integral y reclasificarse a los resultados del período al momento de la venta de dichos instrumentos; incorpora la posibilidad de efectuar trasferencias entre algunas de las categorías en que se clasifican los instrumentos financieros, siempre y cuando se cumpla con condiciones y reglas para su reconocimiento contable; amplía la aplicación de deterioro a instrumentos disponibles para la venta y da reglas de mayor precisión a su reconocimiento. La compañía está en proceso de evaluación de los efectos por la aplicación de este principio contable.

En enero de 2004, el IMCP emitió el nuevo Boletín D-3 "Obligaciones laborales" ("D-3"), en el que se elimina el tema de pagos imprevistos por los que se afectan los resultados del ejercicio en que se toma la decisión de pagarlos, para incluir en su lugar las "Remuneraciones al término de la relación laboral" que se definen como las remuneraciones que se otorgan a los trabajadores cuando concluyen su relación laboral antes de alcanzar la edad de retiro, por lo que deben seguirse las reglas de valuación y revelación requeridas por pensiones y prima de antigüedad. Esta disposición entra en vigor a partir del 1 de enero de 2005, y se permite la opción de reconocer en forma inmediata en los resultados del ejercicio el activo o pasivo de transición que resulte, o su amortización de acuerdo a la vida laboral remanente promedio de los trabajadores.

20. Eventos posteriores

a. En Asamblea General de accionistas celebrada el 14 de enero de 2005 se decretó un aumento de capital social en su parte variable por $442,221 representado por 294,814,027 acciones de la Serie B, las cuales fueron suscritas y pagadas en esa misma fecha.

b. El 16 de marzo de 2005, la Compañía concluyó el contrato de deuda bancaria que mantenía con sus acreedores Coöperative Centrale Raiffeisen-Boerenleenbak, BA "Rabobank International", Oldham Holdings, Inc, (antes Ecoban Finance Ltd), BBVA Bancomer, S.A. Institución de Banca Multiple, Grupo Financiero BBVA Bancomer, Comerica Bank México, S.A., Institución de Banca Múltiple e International Finance Corporation mediante el pago anticipado de 56 millones de dólares americanos (de los cuales 15 millones de dólares americanos se pagaron en diciembre de 2004 y 41 millones de dólares americanos en marzo de 2005) y los acreedores acordaron condonar 34 millones de dólares americanos que serán registrados en 2005.

   Para efectuar el pago anticipado de la deuda, los accionistas suscribieron el aumento de capital por $442,221 y se contrató un nuevo crédito bancario con Standard Bank London Limited por un monto de 20 millones de dólares americanos. Para el pago de dicho préstamo se establecieron seis pagos semestrales de 3.3 millones de dólares a partir del 15 de Agosto de 2005. Los intereses serán pagaderos trimestralmente a partir del 15 de mayo de 2005 a una tasa de interés LIBOR a tres meses más un margen del 4%, neta de impuestos.

   El crédito bancario está garantizado por los activos de las subsidiarias en México, Estados Unidos de Norteamérica y Guatemala, así como de PEO y sus principales accionistas. Se establecen condiciones relacionadas al control de la Compañía por parte de los accionistas actuales, no pagar dividendos, no contratar deuda adicional y contratar coberturas de seguros de los activos fijos que garantizan el préstamo.

También se establecieron las siguientes razones financieras consolidadas que deben cumplirse trimestralmente:

- Índice de deuda neta - La deuda total menos efectivo a utilidad de operación mas depreciación y amortización no debe ser mayor de 2 a 1.

- Índice de deuda - La deuda total a capital contable no debe ser mayor de 0.3 a 1.

- Índice de cobertura de intereses - Mantener efectivo por un monto igual o mayor al de los intereses que se tengan que pagar en las fechas de pago de intereses. En caso de que los fondos sean menores, se deberá realizar inmediatamente un depósito de efectivo que cubra el importe de los intereses.

* * * * * *

Asamblea General Anual Ordinaria de Accionistas
Grupo Minsa, S.A. de C.V.
29 de abril de 2005

En Tlalnepantla, Estado de México, a las 13:00 horas del día 29 de abril de 2005, en atención a la convocatoria publicada en el diario "Excelsior" el día 12 de abril de 2005, se reunieron en el domicilio ubicado en Avenida Prolongación Toltecas No. 4, Los Reyes Ixtacala, Tlalnepantla, Estado de México, 54090, los accionistas de Grupo Minsa, S.A. de C.V. cuyos nombres y representantes aparecen en la Lista de Asistencia que se agrega al expediente de esta Acta, con el objeto de celebrar una Asamblea General Ordinaria de accionistas de la Sociedad. También estuvieron presentes los Señores José Ernesto Cacho Ribeiro y Julio Cesar Cervantes del Oso, Director General y Gerente de Tesorería, respectivamente. Asistieron también los Señores Fernando Jimenez Gómez y Luis Javier Fernández Barragán, Director de Administración y Finanzas y Comisario, respectivamente.

En ausencia del Presidente del Consejo de Administración de la Sociedad y de conformidad con lo señalado en los Estatutos Sociales de la Sociedad, los accionistas designaron por unanimidad al Sr. José Ernesto Cacho Ribeiro como Presidente de la Asamblea. Actuó como Secretario de la Asamblea el Sr. Fernando Jimenez Gómez.

El Presidente designó Escrutador de la Asamblea al Señor Julio César Cervantes del Oso, quien aceptó su nombramientos y en desempeño de su cargo formuló la Lista de Asistencia que se agrega al expediente de la Asamblea, de la que se desprende que se encontraba representado el 85.93 % de las Acciones con derecho a voto, y el 87% del total de acciones que representan el capital suscrito y pagado de Grupo Minsa, S.A. de C.V.

En virtud de encontrarse reunido el quórum requerido en términos de los Estatutos Sociales de la Sociedad, con base en la certificación del Escrutador, habiendo sido debidamente convocada la Asamblea mediante la publicación de la convocatoria correspondiente en el periódico "Excelsior" el 12 de abril de 2005, y en términos de lo contemplado en los artículos 186, 187, 189 y 190 de la Ley General de Sociedades Mercantiles, el Presidente declaró la Asamblea legalmente instalada, solicitando al Secretario que diera lectura al siguiente:

ORDEN DEL DIA

ASAMBLEA GENERAL ANUAL ORDINARIA

I. Discutir, Aprobar o Modificar el informe de los Administradores al que se refiere el enunciado general del Artículo 172 de la Ley General de Sociedades Mercantiles tomando en cuenta el informe enviado por el Comisario y tomar las medidas que se juzguen oportunas.

II. Nombramiento o ratificación de los Miembros del Consejo de Administración y Comisarios de la Sociedad.

III. Determinar los emolumentos correspondientes a los Administradores y Comisarios.

IV. Designación y en su caso ratificación de los miembros del Comité de Auditoria.

V. Asuntos generales y designación de delegado especial.

PUNTO UNO. En relación con el primer punto del Orden del Día de la Asamblea, el Secretario, en representación del Consejo de Administración, rindió un informe detallado, en términos de los contemplado en el Artículo 172 de la Ley General de Sociedades Mercantiles, al respecto de las actividades de la Sociedad durante el ejercicio social concluido el 31 de diciembre de 2004, mismo que se adjunta a la presente acta como Anexo "A". Dicho informe incluye:

a) Un informe de los administradores sobre la marcha de la Sociedad en el ejercicio, así como sobre las políticas seguidas por los administradores y, en su caso, sobre los principales proyectos existentes.

b) Un informe en que se declaran y explican las principales políticas y criterios contables y de información seguidos en la preparación de la información financiera.

c) Un estado que muestra, la situación financiera de la Sociedad a la fecha de cierre del ejercicio.

d) Un estado que muestra, debidamente explicados y clasificados, los resultados de la Sociedad durante el ejercicio.

e) Un estado que muestra los cambios en la situación financiera de la Sociedad durante el ejercicio.

f) Un estado que muestra los cambios en las partidas que integran el patrimonio social, acaecidos durante el ejercicio.

g) Las notas necesarias para completar o aclarar la información suministrada en los estados anteriores.

Finalmente el Secretario destacó que en atención a que los resultados generados por las operaciones de la Sociedad durante el ejercicio social concluido el 31 de diciembre de 2004, arrojaron una perdida de $369,362,002.

Después de rendir dicho informe, el Secretario hizo hincapié en el hecho de que, de conformidad con lo contemplado en los Artículos 173 y 181 de la Ley General de Sociedades Mercantiles, el mismo fue puesto a disposición de los accionistas con más de quince días de anticipación a la fecha de la presente Asamblea, y puso a disposición de los accionistas representados en la Asamblea copias del informe correspondiente.

A continuación, el Sr. Luis Javier Fernández Barragán, Comisario Propietario de la Sociedad, procedió a dar lectura al informe preparado en relación con la información sometida a consideración de los accionistas en representación del Consejo de Administración. Dicho informe se adjunta a la presente acta como Anexo "B".

Una vez discutido el contenido del informe presentado a los Accionistas por el Secretario Suplente de la Sociedad y el dictamen del Comisario, los Accionistas representados en la Asamblea adoptaron, por unanimidad de votos, las siguientes:

RESOLUCIONES

1. "Se aprueban y ratifican todos y cada uno de los actos realizados por el Consejo de Administración de la Sociedad durante el ejercicio social concluido el 31 de diciembre de 2004."

2. "Se aprueba y ratifica el informe presentado por el Secretario en representación del Consejo de Administración de la Sociedad, de conformidad con lo contemplado por el Artículo 172, 181 y demás aplicables de la Ley General de Sociedades Mercantiles, en relación con las actividades llevadas a cabo por el Consejo de Administración durante el ejercicio social concluido el 31 de diciembre de 2004."

3. "Se aprueba el reporte rendido por el Sr. Luis Javier Fernández Barragán, Comisario Propietario de la Sociedad, en relación con el informe presentado por el Secretario en representación del Consejo de Administración de la Sociedad."

4. "Se libera a los miembros del Consejo de Administración, así como a las personas que en el pasado hayan sido integrantes de dicho Consejo, de cualquier responsabilidad en la que puedan haber incurrido en relación con el desempeño de sus funciones como Consejeros de la Sociedad durante el ejercicio social concluido el 31 de Diciembre de 2004. La Sociedad, en este acto, acepta indemnizar y liberar a cada uno de dichas personas por cualquier reclamación, pérdida o responsabilidad en la que puedan haber incurrido en relación con sus actividades como miembros del Consejo de Administración durante el ejercicio social concluido el 31 de diciembre de 2004."

5. "De conformidad con lo señalado en el artículo 177 de la Ley General de Sociedades Mercantiles, se ordena la publicación de los estados financieros incluidos en el informe del Consejo de Administración conjuntamente con sus notas y el dictamen del Comisario."

6. "Se ordena proceder al depósito de una copia autorizada de los documentos a que se refiere la resolución anterior en el registro público de comercio."

7. "En atención a los resultados generados por las operaciones de la Sociedad durante el ejercicio social concluido el 31 de diciembre de 2004, no ha lugar a resolver sobre la aplicación de utilidades."

PUNTO DOS. En relación con el segundo punto del Orden del Día de la Asamblea, el Presidente propuso la designación y ratificación en su caso, del Consejo de Administración de la Sociedad.

Después de un intercambio de impresiones entre los accionistas representados en la Asamblea, los accionistas de la Sociedad representados en la asamblea adoptaron por unanimidad de votos las siguientes:

RESOLUCIONES

1. "Se designa a las siguientes personas, Consejeros y Comisarios de la Sociedad, en los cargos que en cada caso se indica:"

CONSEJEROS PROPIETARIOS	CONSEJEROS SUPLENTES
JUAN JAIME PETERSEN FARAH (PRESIDENTE)	JUAN CARLOS OLVERA RODRIGUEZ
FERNANDO JIMENEZ GOMEZ (VICEPRESIDENTE EJECUTIVO)	FELIX FERNANDEZ CASTELLANOS
ARMANDO GOMEZ FLORES ALFONSO MIGUEL GOMEZ FLORES	LUIS ANTONIO GARCIA SERRATO
GUILLERMO GOMEZ FLORES	RAMSES MORENO VALENCIA
ALEJANDRO ROJAS DOMENE MAURICIO ROMERO OROZCO	JUAN JOSE DOMENE VIVANCO
ANTONIO CERÓN MURGA PEDRO NUÑEZ ROSAS RAFAEL GOMEZ VELASCO	MIGUEL ANGEL VELASCO MARTINEZ
JOSE ERNESTO CACHO RIBEIRO (SECRETARIO)	HECTOR HURTADO PEÑA

COMISARIO	COMISARIO SUPLENTE
LUIS JAVIER FERNANDEZ BARRAGAN	CARLOS ERNESTO JAUREGUI SUAREZ
ANGEL BERNARDO REYES ARIAS	HECTOR GUSTAVO GONZALEZ ALAMILLA

2. "Las personas designadas como suplentes solo podrán suplir en sus ausencias a las personas cuyos nombres aparecen a la izquierda de sus respectivos nombramientos."

Se hace constar que todas las personas mencionadas han aceptado con anterioridad sus respectivos nombramientos.

PUNTO TRES. En relación con el tercer punto del Orden del Día de la Asamblea, el Presidente manifestó a la Asamblea que los miembros del Consejo de Administración y los Comisarios de la Sociedad habían renunciado a recibir cualquier remuneración que pudiese corresponderles en relación con los servicios prestados a la Sociedad durante el

ejercicio social concluido el 31 de diciembre de 2004, así como por los servicios que prestarán durante en el ejercicio de 2005.

En vista de lo manifestado por el Presidente, los accionistas representados en la Asamblea adoptaron, por unanimidad de votos, la siguiente:

RESOLUCION

"Se acepta, con el agradecimiento de la Asamblea, la renuncia hecha por los miembros del Consejo de Administración y por los Comisarios de la Sociedad a recibir cualquier remuneración que pudiere corresponderles por los servicios prestados a la misma durante el ejercicio social concluido el 31 de diciembre de 200, así como por los servicios que prestarán durante el ejercicio de 2005."

PUNTO CUATRO. En relación con el cuarto punto del Orden del Día de la Asamblea, el Presidente de la Asamblea, recomendó la designación o ratificación en su caso del Comité de Auditoria.

Después de un intercambio de impresiones entre los accionistas representados en la Asamblea, los accionistas de la Sociedad representados en la asamblea adoptaron por unanimidad de votos la siguiente:

RESOLUCION

1. "Se designa a las siguientes personas, como miembros del Comité de Auditoria de la Sociedad:"

NOMBRE	CARGO
ANTONIO CERÓN MURGA	PRESIDENTE
PEDRO NUÑEZ ROSAS	INDEPENDIENTE
LUIS JAVIER FERNANDEZ BARRAGAN	INVITADO
ANGEL BERNARDO REYES ARIAS	INVITADO
FRANCISCO MAURICIO ALVARADO	INVITADO

NAVARRO	
HECTOR HURTADO PEÑA	INVITADO PERMANENTE
ALVARO CABALLERO VIGUERAS	INVITADO PERMANENTE
FERNANDO JIMENEZ GOMEZ	INVITADO PERMANENTE
JOSE DEL MONTE CECEÑA	INVITADO PERMANENTE
JOSE ERNESTO CACHO RIBEIRO	INVITADO PERMANENTE

2. "Se libera a los miembros del Comité de Auditoria de la Sociedad, así como a las personas que en el pasado hayan sido integrantes de dicho Comité, de cualquier responsabilidad en la que puedan haber incurrido en relación con el desempeño de sus funciones como miembros del Comité de Auditoria de la Sociedad durante el ejercicio social concluido el 31 de Diciembre de 2004. La Sociedad, en este acto, acepta indemnizar y liberar a cada uno de dichas personas por cualquier reclamación, pérdida o responsabilidad en la que puedan haber incurrido en relación con sus actividades como miembros del Comité de Auditoria de la Sociedad durante el ejercicio social concluido el 31 de diciembre de 2004."

PUNTO CINCO: En relación con el quinto punto del Orden del Día de la Asamblea los accionistas representados en la Asamblea adoptaron, por unanimidad, la siguiente:

RESOLUCION

"Se autoriza e instruye a los Señores José Ernesto Cacho Ribeiro, Fernando Jimenez Gómez, Julio César Cervantes del Oso, José Miguel Gil Gil y Sylvia Camacho Camberos, para que, indistintamente cualesquiera de ellos, ocurran ante el notario público de su elección a efecto de protocolizar el acta de la presente asamblea y formalizar los acuerdos que la misma contiene así como para que transcriban dicha acta en el Libro de Actas de Asamblea de Accionistas de la Sociedad y emitan las copias certificadas que de la misma les sean solicitadas. Se faculta a dichas personas adicionalmente a efecto de que, de manera general, realicen cualquier acto que a su juicio resulte necesario o conveniente a efecto de dar plena validez y efecto a las resoluciones adoptadas por la presente Asamblea."

La Asamblea General Anual Ordinaria de Accionistas fue levantada a las 14:00 horas del 29 de abril de 2005.

José Ernesto Cacho Ribeiro
Presidente

Fernando Jimenez Gómez
Secretario

El que suscribe Fernando Jimenez Gómez, Vicepresidente del Consejo de Administración de Grupo Minsa, S.A. de C.V., por la presente certifico que la presente es copia fiel y exacta de la Asamblea General Anual Ordinaria de Accionistas de Grupo Minsa, S.A. de C.V.

Tlalnepantla, Estado de México a 2 de mayo de 2005.

Fernando Jimenez Gómez
Vicepresidente del Consejo de Administración
y Apoderado.

C.P.C. Luis Javier Fernández Barragán
Paseo de la Reforma 505 Colonia Cuauhtémoc
06500 México, D.F.

DICTAMEN DEL COMISARIO

México, D. F. a 18 de marzo de 2005

A la Asamblea General de Accionistas de
Grupo Minsa, S.A. de C.V.:

En mi carácter de comisario y en cumplimiento de lo dispuesto en el Artículo 166 de la Ley General de Sociedades Mercantiles y los Estatutos de Grupo Minsa, S.A. de C.V., rindo a ustedes mi dictamen sobre la veracidad, suficiencia y razonabilidad de la información financiera individual y consolidada que ha presentado a ustedes el H. Consejo de Administración, en relación con la marcha de la Sociedad por el año que terminó el 31 de diciembre de 2004.

He asistido a las asambleas de accionistas y juntas de consejo de administración a las que he sido convocado, y he obtenido de los directores y administradores, toda la información sobre las operaciones, documentos y registros que juzgué necesario investigar. Mi revisión ha sido efectuada de acuerdo con normas de auditoría generalmente aceptadas en México.

Como se menciona en la Nota 3.a. a los estados financieros consolidados, a partir del 1 de enero de 2004, la Compañía adoptó las disposiciones del Boletín C-15 "Deterioro en el valor de los activos de larga duración y su disposición", que establece que, si el valor presente de los flujos netos de efectivo futuros estimados de una unidad generadora de efectivo, es menor al valor en libros de los activos de larga duración, tangibles e intangibles, se debe reconocer una baja en su valor por deterioro. El efecto por la aplicación de este principio, fue una disminución en el valor de las marcas registradas por $270,508,000, y en el valor de la maquinaria por $90,227,000, un aumento en el activo por impuesto sobre la renta diferido por $108,978,000, y un cargo a los resultados del ejercicio por $251,757,000, que se presenta en el estado de resultados en el rubro efecto acumulado por cambio en principio de contabilidad.

Como se menciona en las Notas 10 y 20 a los estados financieros consolidados, el 16 de marzo de 2005 la Compañía concluyó el proceso de reestructura de sus préstamos bancarios, firmando un nuevo contrato de crédito para liquidar anticipadamente los préstamos bancarios previamente contraídos.

En mi opinión, los criterios y políticas contables y de información seguidos por la Sociedad y considerados por los administradores para preparar la información financiera individual y consolidada presentada por los mismos a esta asamblea, son adecuados y suficientes y se aplicaron en forma consistente con el ejercicio anterior; por lo tanto, la información financiera individual y consolidada presentada por los administradores refleja en forma veraz, suficiente y razonable la situación financiera de Grupo Minsa, S.A. de C.V. al 31 de diciembre de 2004, y los resultados de sus operaciones, las variaciones en su capital contable y los cambios en su situación financiera, por el año que terminó en esa fecha, de conformidad con los principios de contabilidad generalmente aceptados en México.

C.P.C. Luis Javier Fernández Barragán
Comisario


minsa

DISCUSIÓN Y ANÁLISIS DE LA ADMINISTRACIÓN SOBRE LA SITUACIÓN FINANCIERA Y LOS RESULTADOS DE OPERACIÓN CORRESPONDIENTES AL AÑO 2004

(PESOS CONSTANTES AL 31 DE DICIEMBRE DE 2004)

Tlalnepantla, Estado de México, a 29 de abril de 2004 – Grupo Minsa

Entorno Macroeconómico

Ante los aumentos en los precios y tarifas de los bienes y servicios que proporciona el sector público, la inflación interrumpió su tendencia a la baja al ubicarse en 5.19%.

Ese resultado ocurrió a pesar de la política monetaria restrictiva. En 2004 el "corto monetario" aumentó en nueve ocasiones.

La mayor restricción monetaria, impulsó las tasas de interés en 2004. En ese año, el rendimiento de los CETES a 28 días promedió 6.82%, cerrando diciembre en 8.50%, su nivel más alto desde abril de 2003.

Ante la evolución rezagada en las tasas de interés internas, el tipo de cambio se mantuvo presionado durante 2004, al promediar $11.286 pesos por dólar, cerrando en $11.218 pesos por dólar lo cual significó una depreciación de 4.6%.

Discusión y Análisis de los Resultados de la Empresa

Los resultados financieros de la empresa mejoraron sustancialmente manteniendo la tendencia lograda durante los últimos 3 años. Comparado con el mismo trimestre del año anterior la compañía logró un incremento en la utilidad de operación de 25.1% ó 4 millones de pesos y en el UAFIDA de 1.3% ó 0.6 millones (excluyendo ingresos extraordinarios). En términos anuales la utilidad de operación llegó a $62.1 millones de pesos comparada con una pérdida de $13.4 millones de pesos el año anterior. El UAFIDA para el año 2004 fue de $178.9 millones de pesos, lo cual resulta ser 18.8% mayor al año 2003 excluyendo los ingresos extraordinarios registrados ese año. Estos resultados son consecuencia de las mejoras y eficiencias operativas implementadas en todas las áreas de la compañía durante los últimos dos años.

Precios

Para el cuarto trimestre de este año, el precio promedio fue de $3,890.4 pesos por tonelada métrica, aumentando en $43.50 o 1.13% en relación con el cuarto trimestre del 2003, fundamentalmente por el incremento de precio y la reducción de descuentos en México.

Ventas Netas

Las ventas netas consolidadas de la empresa para este trimestre fueron de $543.1 millones de pesos, cifra inferior en $27.1 millones o 4.7% menor a la obtenida en el cuarto trimestre del 2003. El decremento se debe a un menor volumen presentado principalmente en México, afectado también por la variación en el tipo de cambio en las ventas de la subsidiaria de Estados Unidos.



Costo de Ventas

El costo de ventas para el cuarto trimestre del 2004 fue de $417.7 millones de pesos, $25.7 millones o 5.79% menor a la del cuarto trimestre de 2003. Este decremento obedece sobre todo a la disminución en el volumen comparado contra el cuarto trimestre del año anterior.

Gastos de Operación

Los gastos de operación durante el cuarto trimestre del 2004 fueron de $105.2 millones de pesos, $5.5 millones o 4.97% menores a los incurridos en el cuarto trimestre del 2003. Gracias a que la Compañía ha tomado medidas enfocadas a incrementar la eficiencia y la productividad en todas las áreas de la empresa, además de continuar con el esfuerzo para aplicar importantes medidas para la reducción de gastos.

Resultado de Operación

La Empresa obtuvo una utilidad de operación de $20.2 millones de pesos durante el cuarto trimestre de este año cifra que resulta $4 millones o 25.1% mayor al compararla contra el cuarto trimestre del año anterior.

Esta utilidad es resultado del desempeño de la compañía descrito en los párrafos anteriores. El factor más importante es consecuencia de las eficiencias logradas en las operaciones y la reducción de gastos y en menor medida a la mejoría en los precios de venta.

Costo Integral de Financiamiento

El costo integral de financiamiento para el período que se reporta fue de $5.4 millones de pesos, cifra $37.7 millones menor a la reportada el cuarto trimestre de 2003. Los gastos financieros se incrementaron $3.1 millones de pesos o 10%. Los productos financieros se vieron reducidos en $15.1 millones; este trimestre se logró una utilidad cambiaria de $15.2 millones de pesos comparada con una pérdida cambiaria de $12.3 millones del cuarto trimestre del año anterior, la ganancia por posición monetaria disminuyó $1.8 millones de pesos o 12.3%.

Al compararlo contra el tercer trimestre de 2004 el costo integral de financiamiento resulta $1.7 millones de pesos menor. Los gastos financieros se vieron incrementados $3.4 millones de pesos o 11.2%, los productos financieros disminuyeron $0.2 millones de pesos, la utilidad cambiaria aumentó 75.3% y la ganancia por posición monetaria diminuyó 9.2%.

Resultado Neto

La Compañía obtuvo una utilidad neta consolidada para el cuarto trimestre de 2004 de $15.6 millones de pesos, cifra que resultó favorable al compararla con la pérdida neta de $111.6 millones presentada en el cuarto trimestre del 2003.

Este resultado es $3 millones de pesos o 24.4% mayor al compararla con una utilidad neta de $12.5 millones de pesos en el tercer trimestre de 2004.

La variación se explica por el desempeño de la compañía mencionado en rubros anteriores.

Utilidad antes de Intereses, Impuestos, Depreciación y Amortización (UAFIDA)

La cifra obtenida en el trimestre que se reporta es de $50.1 millones de pesos, $0.6 millones o 1.3% mayor respecto al cuarto trimestre del año 2003 excluyendo ingresos no recurrentes por aproximadamente $14.1 millones de pesos registrados en ese año.

Al compararla con el tercer trimestre de 2004 el UAFIDA resultó $2.3 millones de pesos o 4.8% mayor.

Este comportamiento se explica por los resultados operativos presentados durante el trimestre.


minsa

Situación Financiera

Los activos totales consolidados al 31 de diciembre de 2004 fueron $2,167.4 millones de pesos, $385.5 millones menor a la cifra reportada al 31 de diciembre de 2003. Este decremento se debe principalmente a la aplicación del boletín C-15 ***"Deterioro en el Valor de los Activos de Larga Duración y su Disposición"*** de aplicación obligatoria a partir del 1 de enero de 2004, que representa un monto aproximado de $345 millones de pesos, según estimación de la empresa.

Las cuentas por cobrar se mantienen en un promedio de 31 días para el trimestre que se reporta.

Los pasivos totales consolidados de la Compañía al cierre del trimestre reportado, fueron de $1,285.40 millones de pesos. La deuda total con costo se ubica en $893.8 millones de pesos, $176.7 millones o 16.51% menor al compararla con $1,051.6 millones del cuarto trimestre del año anterior, debido a que se realizó una amortización de capital de créditos bancarios por $15.7 millones de dólares, a través de un préstamo de uno de los accionistas principales, de acuerdo al contrato de reestructura de deuda bancaria firmado en abril de 2003. El apalancamiento financiero (pasivos con costo divididos entre el capital contable) es de 1.01, la razón circulante (activo circulante dividido entre el pasivo de corto plazo) es de 1.09 veces.

El capital contable de la Compañía al 31 de diciembre de 2004 se situó en $882 millones de pesos, $371.2 millones por debajo de la cifra del cuarto trimestre de 2003, debido a la aplicación del boletín C-15.

El capital social está integrado por 65,070,925 acciones de la serie BI, 62,519,124 acciones de la serie BII y 28,051,000 acciones de la serie C, sumando un total de 155,641,049 acciones en circulación.

José E. Cacho Ribeiro
Director General y CEO

COMITE DE AUDITORIA

AL H. CONSEJO DE ADMINISTRACION DE GRUPO MINSA S.A. DE C.V.

Presente

Estimados Señores:

En cumplimiento del Artículo 14 de la Ley del Mercado de Valores, a nombre del Comité de Auditoría informo a ustedes sobre las actividades que se llevaron a cabo desde la Asamblea de abril de 2004 hasta marzo de 2005, para conocer los resultados por el año terminado el 31 de diciembre de 2004.

En el desarrollo de nuestro trabajo también se han considerado las recomendaciones del Código de Mejores Prácticas Corporativas. Así mismo el Comisario de la sociedad fue convocado en los términos de la Ley mencionada y asistió a la reunión del Comité.

Llevamos a cabo una reunión con el Cuerpo Directivo de la empresa y los Auditores Externos, lo que nos permitió realizar las siguientes actividades:

1. Revisamos los estados financieros de la sociedad correspondientes al ejercicio 2004, el informe de los Auditores, los asuntos relevantes y las Políticas de contabilidad utilizadas en su preparación. Después de haber escuchado los comentarios de los Auditores y del Comisario, recomendamos al Consejo de Administración para ser presentados a la consideración de la Asamblea de Accionistas.

2. Fuimos informados de un evento posterior al cierre de los estados financieros de 2004, donde se concluyó el contrato de deuda bancaria que mantenía con sus acreedores bancarios mediante un prepago total a través de un aumento de capital y la contratación de un nuevo crédito. Los acreedores acordaron condonar USD $35 millones que serán registrados en el año 2005.

3. Se estableció un plan de trabajo para el 2005 haciendo énfasis en el reestablecimiento de la función de la auditoría interna y la revisión trimestral de todos los juicios y litigios pendientes, proponiendo un programa de juntas del Comité de Auditoría para revisar los avances parciales durante el 2005.

4. El Comité fue informado de las operaciones con partes relacionadas y el plan de la administración para finiquitarlas.

5. El Comité se siente satisfecho con la información entregada por los Auditores Externos y la Administración y se estableció un compromiso de tener reuniones periódicas con ambos para continuar en el proceso de información y en su caso, la corrección de desviaciones

La junta de Comité ha quedado documentada en el acta respectiva y que sirve de base al presente reporte al Consejo de Administración.

Atentamente,

José Rodolfo del Monte C.
Presidente del Comité de Auditoría

27 de abril de 2005

LISTA DE ASISTENCIA A LA ASAMBLEA GENERAL ANUAL ORDINARIA DE ACCIONISTAS DE GRUPO MINSA, S.A. DE C.V., CELEBRADA A LAS 13 HORAS DEL DIA 29 DE ABRIL DE 2005, EN EL DOMICILIO UBICADO EN AVENIDA PROLONGACION TOLTECAS 4, LOS REYES IXTACALA, 54090, TLALNEPANTLA, ESTADO DE MEXICO.

ACCIONISTA	REPRESENTANTE	ACCIONES SERIE B	ACCIONES SERIE C	FIRMA
GBM	Javier Mitrani	41917185		[signature]
Fideicomiso Monex	Teresa Hernández	345,154,785	5,521,675	[signature]

LOS SUSCRITOS DESIGNADOS ESCRUTADORES DE LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE GRUPO MINSA, S.A. DE C.V., CERTIFICAMOS QUE SE ENCONTRABAN REPRESENTADAS EN DICHA ASAMBLEA 387,071,970 ACCIONES EQUIVALENTES AL 85.93% DE LAS 450,455,076 ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL DE LA SOCIEDAD MENCIONADA.

TLALNEPANTLA, ESTADO DE MEXICO A 29 DE ABRIL DE 2005.

ESCRUTADOR

[signature]

Julio César Cervantes del Oso

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **MINSA** TRIMESTRE: **1** AÑO: **2005**

GRUPO MINSA, SA DE CV

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

AL 31 DE MARZO DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**2,149,050**	**100**	**2,173,390**	**100**
2	**ACTIVO CIRCULANTE**	**510,570**	**24**	**486,809**	**22**
3	EFECTIVO E INVERSIONES TEMPORALES	42,730	2	54,934	3
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	195,825	9	200,605	9
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	99,731	5	53,793	2
6	INVENTARIOS	80,817	4	81,324	4
7	OTROS ACTIVOS CIRCULANTES	91,467	4	96,153	4
8	**LARGO PLAZO**	**24,749**	**1**	**4,735**	**0**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	20,213	1	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
11	OTRAS INVERSIONES	4,536	0	4,735	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**1,486,035**	**69**	**1,541,091**	**71**
13	INMUEBLES	836,773	39	819,804	38
14	MAQUINARIA Y EQUIPO INDUSTRIAL	1,324,939	62	1,309,108	60
15	OTROS EQUIPOS	130,539	6	157,808	7
16	DEPRECIACION ACUMULADA	817,958	38	759,134	35
17	CONSTRUCCIONES EN PROCESO	11,742	1	13,505	1
18	**ACTIVO DIFERIDO (NETO)**	**125,706**	**6**	**136,128**	**6**
19	**OTROS ACTIVOS**	**1,990**	**0**	**4,627**	**0**
20	**PASIVO TOTAL**	**480,822**	**100**	**1,289,668**	**100**
21	**PASIVO CIRCULANTE**	**328,846**	**68**	**319,401**	**25**
22	PROVEEDORES	142,395	30	127,309	10
23	CREDITOS BANCARIOS	145,285	30	95,470	7
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	5,275	1	9,725	1
26	OTROS PASIVOS CIRCULANTES	35,891	7	86,897	7
27	**PASIVO A LARGO PLAZO**	**151,976**	**32**	**970,267**	**75**
28	CREDITOS BANCARIOS	149,862	31	967,181	75
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	2,114	0	3,086	0
31	**CREDITOS DIFERIDOS**	**0**	**0**	**0**	**0**
32	**OTROS PASIVOS**	**0**	**0**	**0**	**0**
33	**CAPITAL CONTABLE**	**1,668,228**	**100**	**883,722**	**100**
34	**PARTICIPACION MINORITARIA**				
35	**CAPITAL CONTABLE MAYORITARIO**	**1,668,228**	**100**	**883,722**	**100**
36	**CAPITAL CONTRIBUIDO**	**3,267,446**	**196**	**2,825,192**	**320**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	1,064,785	64	622,564	70
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	1,735,673	104	1,735,645	196
39	PRIMA EN VENTA DE ACCIONES	466,988	28	466,983	53
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**(1,599,218)**	**(96)**	**(1,941,470)**	**(220)**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	(1,440,664)	(86)	(1,069,706)	(121)
43	RESERVA PARA RECOMPRA DE ACCIONES	150,085	9	150,079	17
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(649,932)	(39)	(652,541)	(74)
45	**RESULTADO NETO DEL EJERCICIO**	341,293	20	(369,302)	(42)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **MINSA** TRIMESTRE: **1** AÑO: **2005**

GRUPO MINSA, SA DE CV

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**42,730**	100	**54,934**	100
46	EFECTIVO	41,949	98	49,284	90
47	INVERSIONES TEMPORALES	781	2	5,650	10
18	**CARGOS DIFERIDOS**	**125,706**	100	**136,128**	100
48	GASTOS AMORTIZABLES (NETO)	16,632	13	31,548	23
49	CREDITO MERCANTIL	15,539	12	15,649	11
50	IMPUESTOS DIFERIDOS	93,535	74	88,931	65
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	**328,846**	100	**319,401**	100
52	PASIVOS EN MONEDA EXTRANJERA	145,285	44	72,193	23
53	PASIVOS EN MONEDA NACIONAL	183,561	56	247,208	77
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	100	**0**	100
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**35,891**	100	**86,897**	100
57	OTROS PASIVOS CIRCULANTES CON COSTO	22,814	64	73,432	85
58	OTROS PASIVOS CIRCULANTES SIN COSTO	13,077	36	13,465	15
27	**PASIVO A LARGO PLAZO**	**151,976**	100	**970,267**	100
59	PASIVO EN MONEDA EXTRANJERA	151,976	100	734,330	76
60	PASIVO EN MONEDA NACIONAL	0	0	235,937	24
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	100	**0**	100
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	0	0	0	0
30	**OTROS CREDITOS**	**2,114**	100	**3,086**	100
63	OTROS CREDITOS CON COSTO	0	0	0	0
64	OTROS CREDITOS SIN COSTO	2,114	100	3,086	100
31	**CREDITOS DIFERIDOS**	**0**	100	**0**	100
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	0	0	0	0
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	**0**	100	**0**	100
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(649,932)**	100	**(652,541)**	100
70	RESULTADO ACUMULADO POR POSICION MONETARIA	(5,366)	(1)	(11,719)	(2)
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(644,566)	(99)	(640,822)	(98)

CLAVE DE COTIZACION: **MINSA** TRIMESTRE: **1** AÑO: **2005**

GRUPO MINSA, SA DE CV

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	181,724	167,408
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
74	NUMERO DE FUNCIONARIOS (*)	0	0
75	NUMERO DE EMPLEADOS (*)	485	467
76	NUMERO DE OBREROS (*)	593	476
77	NUMERO DE ACCIONES EN CIRCULACION (*)	450,455,076	155,641,049
78	NUMERO DE ACCIONES RECOMPRADAS (*)	12,744	12,744,000

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **MINSA** TRIMESTRE: **1** AÑO: **2005**

GRUPO MINSA, SA DE CV

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE MARZO DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**542,400**	**100**	**580,793**	**100**
2	COSTO DE VENTAS	417,413	77	473,348	82
3	**RESULTADO BRUTO**	**124,987**	**23**	**107,445**	**18**
4	GASTOS DE OPERACION	97,372	18	109,171	19
5	**RESULTADO DE OPERACION**	**27,615**	**5**	**(1,726)**	**0**
6	COSTO INTEGRAL DE FINANCIAMIENTO	23,202	4	12,964	2
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**4,413**	**1**	**(14,690)**	**(3)**
8	OTRAS OPERACIONES FINANCIERAS	0	0	0	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**4,413**	**1**	**(14,690)**	**(3)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	0	0	0	0
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**4,413**	**1**	**(14,690)**	**(3)**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**4,413**	**1**	**(14,690)**	**(3)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**4,413**	**1**	**(14,690)**	**(3)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	(336,880)	(62)	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	354,612	61
18	**RESULTADO NETO**	**341,293**	**63**	**(369,302)**	**(64)**
19	PARTICIPACION MINORITARIA				
20	**RESULTADO NETO MAYORITARIO**	**341,293**	**63**	**(369,302)**	**(64)**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 1 AÑO: 2005

ESTADO DE RESULTADOS **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**542,400**	**100**	**580,793**	**100**
21	NACIONALES	435,402	80	456,561	79
22	EXTRANJERAS	106,998	20	124,232	21
23	CONVERSION EN DOLARES (***)	0	0	0	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**23,202**	**100**	**12,964**	**100**
24	INTERESES PAGADOS	34,537	149	24,761	191
25	PERDIDA EN CAMBIOS	0	0	649	5
26	INTERESES GANADOS	520	2	727	6
27	GANANCIA EN CAMBIOS	5,449	23	0	0
28	RESULTADO POR POSICION MONETARIA	(5,366)	(23)	(11,719)	(90)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**0**	**100**	**0**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO		0	0	0
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS		0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES		0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**0**	**100**	**0**	**100**
32	I.S.R.		0	0	0
33	I.S.R. DIFERIDO		0	0	0
34	P.T.U.		0	0	0
35	P.T.U. DIFERIDA		0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **MINSA** TRIMESTRE: 1 AÑO: **2005**

GRUPO MINSA, SA DE CV

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	567,703	607,885
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	2,225,282	2,284,304
39	RESULTADO DE OPERACION (**)	91,896	(2,534)
40	RESULTADO NETO MAYORITARIO (**)	338,317	(593,992)
41	RESULTADO NETO (**)	338,317	(593,992)

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA TRIMESTRE: 1 AÑO: 2005

GRUPO MINSA, SA DE CV

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE MARZO DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**542,400**	**100**	**580,793**	**100**
2	COSTO DE VENTAS	417,413	77	473,348	82
3	**RESULTADO BRUTO**	**124,987**	**23**	**107,445**	**18**
4	GASTOS DE OPERACION	97,372	18	109,171	19
5	**RESULTADO DE OPERACION**	**27,615**	**5**	**(1,726)**	**0**
6	COSTO INTEGRAL DE FINANCIAMIENTO	23,202	4	12,964	2
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**4,413**	**1**	**(14,690)**	**(3)**
8	OTRAS OPERACIONES FINANCIERAS	0	0	0	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**4,413**	**1**	**(14,690)**	**(3)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	0	0	0	0
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**4,413**	**1**	**(14,690)**	**(3)**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**4,413**	**1**	**(14,690)**	**(3)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**4,413**	**1**	**(14,690)**	**(3)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	(336,880)	(62)	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	354,612	61
18	**RESULTADO NETO**	**341,293**	**63**	**(369,302)**	**(64)**
19	PARTICIPACION MINORITARIA				
20	**RESULTADO NETO MAYORITARIO**	**341,293**	**63**	**(369,302)**	**(64)**

CLAVE DE COTIZACION: MINSA

GRUPO MINSA, SA DE CV

TRIMESTRE: 1 AÑO: 2005

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**542,400**	**100**	**580,793**	**100**
21	NACIONALES	435,402	80	456,561	79
22	EXTRANJERAS	106,998	20	124,232	21
23	CONVERSION EN DOLARES (***)	0	0	0	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**23,202**	**100**	**12,964**	**100**
24	INTERESES PAGADOS	34,537	149	24,761	191
25	PERDIDA EN CAMBIOS	0	0	649	5
26	INTERESES GANADOS	520	2	727	6
27	GANANCIA EN CAMBIOS	5,449	23	0	0
28	RESULTADO POR POSICION MONETARIA	(5,366)	(23)	(11,719)	(90)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**0**	**100**	**0**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO		0	0	0
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS		0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES		0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**0**	**100**	**0**	**100**
32	I.S.R.	0	0	0	0
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	0	0	0	0
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **MINSA**
GRUPO MINSA, SA DE CV

TRIMESTRE: **1** AÑO: **2005**

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA
DEL 1 DE ENERO AL 31 DE MARZO DE 2005 Y 2004
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**341,293**	**(369,302)**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	24,430	365,795
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**365,723**	**(3,507)**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(206,042)	(5,794)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**159,681**	**(9,301)**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(603,536)	(16,508)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	442,222	0
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(161,314)**	**(16,508)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(8,274)**	**8,474**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(9,907)	(17,335)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	52,637	72,269
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	42,730	54,934

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA TRIMESTRE: 1 AÑO: 2005

GRUPO MINSA, SA DE CV

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**24,430**	**365,795**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	24,430	33,405
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	(11,719)
17	+ (-) OTRAS PARTIDAS	0	344,109
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(206,042)**	**(5,794)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(6,133)	(6,231)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(2,457)	(1,825)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	13,752	6,065
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	11,110	(8,935)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(222,314)	5,132
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(603,536)**	**(16,508)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	57,404	(1,856)
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	(660,358)	(14,414)
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	(582)	(238)
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	0	0
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**442,222**	**0**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	442,222	0
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(8,274)**	**8,474**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(3,669)	(3,834)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	(188)	(2,511)
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(4,417)	14,819

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **MINSA** TRIMESTRE: **1** AÑO: **2005**

GRUPO MINSA, SA DE CV

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
	RENDIMIENTO		
1	RESULTADO NETO A VENTAS NETAS	62.92 %	(63.59) %
2	RESULTADO NETO A CAPITAL CONTABLE (**)	20.28 %	(67.21) %
3	RESULTADO NETO A ACTIVO TOTAL (**)	15.74 %	(27.33) %
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00 %	0.00 %
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	1.57 %	(3.17) %
	ACTIVIDAD		
6	VENTAS NETAS A ACTIVO TOTAL (**)	1.04 veces	1.05 veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.50 veces	1.48 veces
8	ROTACION DE INVENTARIOS (**)	5.14 veces	5.30 veces
9	DIAS DE VENTAS POR COBRAR	28 días	27 días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	13.92 %	5.50 %
	APALANCAMIENTO		
11	PASIVO TOTAL A ACTIVO TOTAL	22.37 %	59.34 %
12	PASIVO TOTAL A CAPITAL CONTABLE	0.29 veces	1.46 veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	61.82 %	62.54 %
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	10.23 %	62.96 %
15	RESULTADO DE OPERACION A INTERESES PAGADOS	0.80 veces	(0.07) veces
16	VENTAS NETAS A PASIVO TOTAL (**)	4.63 veces	1.77 veces
	LIQUIDEZ		
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.55 veces	1.52 veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.31 veces	1.27 veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	1.06 veces	0.38 veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	12.99 %	17.20 %
	ESTADO DE CAMBIOS		
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	67.43 %	(0.60) %
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(37.99) %	(1.00) %
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	4.62 veces	(0.38) veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	374.14 %	100.00 %
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(274.14) %	0.00 %
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	44.34 %	(45.24) %

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA TRIMESTRE: 1 AÑO: 2005

GRUPO MINSA, SA DE CV

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ .76	$ (2.27)
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00	$ .00
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00	$ .00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ .76	$ (2.27)
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00	$ .00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00	$ .00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00	$ .00
8	VALOR EN LIBROS POR ACCION	$ 3.70	$ 5.68
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00	$ .00
10	DIVIDENDO EN ACCIONES POR ACCION	.00 acciones	.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	.48 veces	.50 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	2.37 veces	(1.19) veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00 veces	.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

ANEXO 1

CONSOLIDADO
Impresión Final

GRUPO MINSA REPORTA RESULTADOS DEL PRIMER TRIMESTRE DE 2005

Tlalnepantla, Estado de México, a 28 de abril de 2005 - Grupo Minsa, reportó el día de hoy sus resultados al primer trimestre de 2005.

Lo más relevante;

• El 16 de marzo de 2005, la Compañía, concluyo el contrato de deuda bancaria que mantenía con sus acreedores mediante un prepago total de la deuda por un monto de 56 millones de dólares americanos a través de un aumento de capital por $442 millones de pesos y la contratación de un nuevo crédito bancario con Standard Bank London Limited por un monto de 20 millones de dólares americanos.
• La utilidad operación del primer trimestre de 2005, mantiene la tendencia alcista lograda durante los últimos 3 años, llegando a 27.6 millones de pesos.

Discusión y Análisis de los Resultados de la Empresa

Los resultados financieros de la empresa mejoraron sustancialmente manteniendo la tendencia lograda durante los últimos 3 años. Comparado con el mismo trimestre del año anterior la compañía logró una recuperación en la utilidad de operación al pasar de una pérdida de 1.7 millones a una utilidad de 27.6 millones de pesos y en el UAFIDA de 64.3% ó 20.4 millones. Estos resultados son consecuencia de las mejoras y eficiencias tanto operativas implementadas en todas las áreas de la compañía. Por otra parte, en el futuro inmediato se reflejara una mejoría en el rubro de gasto financiero derivado de la reducción de deuda en casi 70 millones de dólares americanos.

Precios

Para el primer trimestre de este año, el precio promedio fue de $3,982 pesos por tonelada métrica, aumentando en $32 o 0.8% en relación con el primer trimestre del 2004, fundamentalmente por el incremento de precio y la reducción de descuentos en México.

Ventas Netas

Las ventas netas consolidadas de la empresa para este trimestre fueron de $542.4 millones de pesos, cifra inferior en $38.7 millones o 6.61% menor a la obtenida en el primer trimestre del 2004. El decremento se debe a un menor volumen de venta en el mercado gubernamental por el retraso de algunas licitaciones.

Costo de Ventas

El costo de ventas para el primer trimestre del 2005 fue de $417.4 millones de pesos, $55.9 millones o 11.8% menor a la del primer trimestre de 2004. Este decremento obedece sobre todo a la disminución en volumen de venta, a la

optimización en el consumo de de energéticos y a las eficiencia lograda en la compra y logística del maíz.

Gastos de Operación

Los gastos de operación durante el primer trimestre del 2005 fueron de $97.37 millones de pesos, $11.79 millones o 10.8% menores a los incurridos en el primer trimestre del 2004. Esto logrado gracias a que la empresa ha tomado medidas enfocadas a incrementar la productividad en todas las áreas de la empresa y de reducción de gastos.

Resultado de Operación

La Empresa obtuvo una utilidad de operación de $27.6 millones de pesos durante el primer trimestre de este año, cifra que resulta $29.3 millones mayor al compararla contra el primer trimestre del año anterior.

Esta utilidad es resultado del desempeño de la compañía descrito en los párrafos anteriores. Los factores más destacado son las eficiencias logradas en la optimización de consumo de energéticos y materias primas, la reducción de gastos y en menor medida a la mejoría en los precios de venta.

Costo Integral de Financiamiento

El costo integral de financiamiento para el período que se reporta fue de $23.2 millones de pesos, cifra $10.2 millones mayor a la reportada el primer trimestre de 2004. Los gastos financieros aumentaron a $34.5 millones de pesos o 39.5%; los productos financieros se vieron reducidos en $0.2 millones; este trimestre se logró una utilidad cambiaria de $5.4 millones de pesos comparada con una pérdida cambiaria de $0.6 millones del primer trimestre del año anterior. La ganancia por posición monetaria disminuyó $6.4 millones de pesos o 54.2% comparada con dicho trimestre. El aumento en los gastos financieros se debe principalmente al interés que se genero por los préstamos que recibió la empresa de su principal accionista para hacer frente al pago de capital de su deuda anterior, mismos préstamos que hoy forman parte del aumento de capital de 442 millones de pesos.

Resultado Neto

La Compañía obtuvo una utilidad neta consolidada para el primer trimestre de 2005 de $341.3 millones de pesos, cifra que resultó favorable al compararla con la pérdida neta de $369.3 millones presentada en el primer trimestre del 2004. Este incremento se debe principalmente a la aplicación del boletín C-15 "Deterioro en el Valor de los Activos de Larga Duración y su Disposición" de aplicación obligatoria a partir del 1 de enero de 2004, que represento un monto aproximado de $345.0 millones de pesos y a la utilidad de $384 millones de pesos que se genero por el prepago de la deuda bancaria que sostenía la empresa el 16 de marzo de 2005.

Utilidad antes de Intereses, Impuestos, Depreciación y Amortización

(UAFIDA)

La cifra obtenida en el primer trimestre es de $52 millones de pesos, $20.4 millones o 64.3% mayor respecto al primer trimestre del año 2004.

Al compararla con el cuarto trimestre de 2004, el UAFIDA resultó $1.5 millones de pesos o 3% mayor.

Este comportamiento se explica por las acciones de optimización presentadas durante el trimestre,

Situación Financiera

Los activos totales consolidados al 31 de marzo de 2005 fueron $2,149 millones de pesos, $34.5 millones menor a la cifra reportada al 31 de diciembre de 2004.

Las cuentas por cobrar se mantienen en un promedio de 31 días para el trimestre que se reporta.

Los pasivos totales consolidados de la Compañía al cierre del trimestre reportado, fueron de $480.8 millones de pesos, 62.9% menor a los del primer trimestre del 2004. La deuda total con costo se ubica en $297.3 millones de pesos, $765.3 millones o 72% menor al compararla con $1,062.6 millones del cuarto trimestre del año anterior, debido a que se concluyo el contrato de deuda que la empresa mantenía con sus acreedores bancarios mediante un prepago total de la deuda bancaria por un monto de 56 millones de dólares americanos a tráves de un aumento de capital por $442 millones de pesos y la contratación de un nuevo crédito bancario con Standard Bank London Limited por un monto de 20 millones de dólares americanos.

Es importante mencionar que en el rubro de créditos a corto plazo se incluye una línea de crédito revolverte que la empresa mantiene con ABSA Bank por 10 millones de dólares, la cual existe para financiar las compras de maíz de la compañía.

El apalancamiento financiero (pasivos con costo divididos entre el capital contable) es de 0.13. Para efectos de este calculo no se toma el saldo de 69.8 millones de pesos del crédito con ABSA.

La razón circulante (activo circulante dividido entre el pasivo de corto plazo) es de 1.61 veces.

El capital contable de la Compañía al 31 de marzo de 2005 se situó en $1,668.2 millones de pesos, 87.6% mayor a la cifra del primer trimestre de 2004, debido principalmente al aumento de capital por 442 millones de pesos y a la utilidad neta de 341.3 acumulada del trimestre.

El capital social está integrado por 65,070,925 acciones de la serie BI, 357,333,151 acciones de la serie BII y 28,051,000 acciones de la serie C, sumando un total de 450´455,076 acciones en circulación.

Descripción de la Compañía

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION
SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

ANEXO 1

Minsa es el segundo productor más grande de harina de maíz para tortillas en México. Fundada en octubre de 1993, Minsa es propietaria de seis plantas de harina de maíz en la República Mexicana, localizadas en los Estados de México, Jalisco, Sinaloa, Veracruz, Chiapas y Coahuila; dos en los Estados Unidos de Norteamérica, localizadas en Muleshoe, Texas y Red Oak, Iowa; y una planta en Jutiapa, Guatemala.

1. Bases de presentación

Consolidación de estados financieros - Los estados financieros consolidados incluyen los correspondientes a Grupo Minsa y los de sus subsidiarias que se mencionan en la nota 1, los saldos y operaciones intercompañías importantes, han sido eliminados.

2. Resumen de las principales políticas contables

Las políticas contables que sigue la Compañía están de acuerdo con los principios de contabilidad generalmente aceptados en México, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice determinados supuestos para valuar algunas de las partidas de los estados financieros y para efectuar las revelaciones que se requieren en los mismos. Aun cuando los resultados reales pueden diferir de dichas estimaciones, la administración de la Compañía considera que las estimaciones y supuestos utilizados fueron los adecuados en las circunstancias. Las principales políticas contables seguidas por la Compañía son las siguientes:

a. Cambios en políticas contables -

i) A partir del 1 de enero de 2004, la Compañía adoptó las disposiciones del Boletín C-15 "Deterioro en el valor de los activos de larga duración y su disposición" ("C-15"). El C-15 establece, entre otros aspectos, nuevas reglas para el cálculo y reconocimiento de pérdidas por deterioro y su reversión; ante la presencia de indicios de deterioro de un activo de larga duración en uso, tangible e intangible, que no sean de carácter temporal, las entidades deben determinar la posible pérdida por deterioro. Para calcular la pérdida por deterioro se debe determinar el valor de recuperación, que ahora se define como el mayor entre el precio neto de venta de una unidad generadora de efectivo y su valor de uso. El valor de uso es el valor presente de los flujos netos de efectivo futuros, utilizando una tasa apropiada de descuento.

ii) A partir del 1° de enero de 2004, la Compañía adoptó las disposiciones del nuevo Boletín C-12 "Instrumentos financieros con características de pasivo, de capital o de ambos". La adopción de este nuevo principio contable, no tuvo efecto en su situación financiera y resultados de la Compañía.

A partir del 1 de enero de 2003, la Compañía también adoptó los Boletines C-8 "Activos Intangibles" y C-9 "Pasivo, Provisiones, Activos y Pasivos Contingentes y Compromisos ". No hubo efecto por la aplicación de estos nuevos principios contables en los estados financieros consolidados.

b. La Compañía actualiza sus estados financieros en términos de pesos de poder adquisitivo de la fecha del último balance general que se presenta, reconociendo así los efectos de la inflación en la información financiera. En consecuencia, los estados financieros del año anterior que se presentan, también han sido actualizados en términos del mismo poder adquisitivo y sus cifras difieren de las originalmente presentadas que estaban en pesos de poder adquisitivo del cierre del año anterior. Consecuentemente, las cifras de los estados financieros adjuntos son comparables, al estar todas expresadas en pesos constantes.

c. Las Inversiones temporales se valúan al costo de adquisición, mas rendimientos devengados o a su valor de mercado, el que sea menor.

d. Los inventarios se registran originalmente al costo de adquisición o

fabricación, el cual se actualiza a su valor específico de reposición, sin exceder su valor de mercado. El costo de ventas se actualiza utilizando el costo de reposición al momento de su venta.

e. Inmuebles, maquinaria y equipo se registran al costo de adquisición, y se actualizan aplicando factores derivados del INPC. En el caso de activos fijos de origen extranjero su costo de adquisición se actualiza con la inflación del país de origen y se considera la fluctuación del peso mexicano con relación a la moneda de dicho país de origen. La depreciación se calcula conforme al método de línea recta con base a la vida útil remanente de los activos.

f. Marcas registradas se registran al costo de adquisición y se actualizan mediante la aplicación de factores derivados del INPC. La amortización se calcula por el método de línea recta en veinte años. Debido a la adopción del boletín C-15 el valor de las marcas fue cancelado en su totalidad durante 2004.

g. Otros activos se registran al costo de adquisición y se actualizan mediante la aplicación de factores derivados del INPC. La amortización se calcula por el método de línea recta. Las inversiones en acciones se presentan a su valor de mercado.

h. Los activos y pasivos financieros que resultan de cualquier tipo de instrumento financiero, excepto por las inversiones en instrumentos financieros conservados a su vencimiento, se valúan a su valor razonable y se presentan en el balance general. Los efectos de la valuación de un activo o pasivo financiero se reconocen en los resultados del período al que corresponden. Las inversiones en instrumentos financieros que son conservados a su vencimiento se valúan a su costo de adquisición. Los rendimientos y costos de los instrumentos financieros se reconocen en los resultados del ejercicio en que se devengan.

i. Obligaciones laborales - El pasivo por primas de antigüedad se registra conforme se devenga, el cual se calcula por actuarios independientes con base en el método de crédito unitario proyectado utilizando tasas de interés reales. Por lo tanto, se está reconociendo el pasivo que a valor presente, se estima cubrirá la obligación por este beneficio a la fecha estimada de retiro del conjunto de empleados que labora en la Compañía. Las indemnizaciones se cargan a los resultados cuando se toma la decisión de pagarlas.

j. Provisiones - Cuando la Compañía tiene una obligación presente como resultado de un evento pasado, que probablemente resulte en la salida de recursos económicos y que pueda ser estimada razonablemente, se reconoce una provisión.

k. Impuesto sobre la renta, impuesto al activo y participación de los trabajadores en las utilidades - Las provisiones para el impuesto sobre la renta ("ISR") y participación de los trabajadores en las utilidades ("PTU"), se registran en los resultados del año en que se causan, y se reconoce el ISR diferido proveniente de las diferencias temporales que resultan de la comparación de los valores contables y fiscales de los activos y pasivos, y en su caso, se incluye el beneficio de las pérdidas fiscales por amortizar. El ISR diferido activo, se registra sólo cuando existe alta probabilidad de que pueda recuperarse. Se reconoce la PTU diferida proveniente de las diferencias temporales entre el resultado contable y la renta gravable, sólo cuando se pueda presumir razonablemente que van a provocar un pasivo o beneficio, y no exista algún indicio de que vaya a cambiar esa situación, de tal manera que los pasivos o los beneficios no se materialicen.

El impuesto al activo pagado que se espera recuperar, se registra como un anticipo de ISR y se presenta en el balance general disminuyendo el pasivo por ISR diferido.

l. Operaciones en moneda extranjera - Las operaciones en moneda extranjera se registran al tipo de cambio vigente a la fecha de su celebración. Los activos y pasivos monetarios en moneda extranjera se valúan en moneda nacional al tipo de cambio vigente a la fecha de los estados financieros. Las fluctuaciones cambiarias se registran en los resultados.

m. Insuficiencia en la actualización del capital contable - Se integra del resultado por posición monetaria acumulado hasta la primera actualización y la ganancia (o pérdida) por tenencia de activos no monetarios, que representa el cambio en el nivel específico de precios por encima o (por debajo) de la inflación.

n. Reconocimiento de ingresos - Los ingresos se reconocen el período en el que se transfieren los riesgos y beneficios de los inventarios a los clientes que los adquieren, lo cual generalmente ocurre cuando se entregan dichos inventarios o embarcan para su envío al cliente y éste asume la responsabilidad sobre los mismos.

o. Resultado por posición monetaria - El resultado por posición monetaria, que representa la erosión del poder adquisitivo de las partidas monetarias originada por la inflación, se calcula aplicando factores derivados del INPC a la posición monetaria neta mensual. La ganancia se origina de mantener una posición monetaria pasiva neta.

p. Pérdida por acción - La pérdida básica por acción ordinaria se calcula dividiendo la pérdida neta consolidada entre el promedio ponderado de acciones ordinarias en circulación durante el ejercicio.

q. El tipo de cambio utilizado para el periodo que se reporta fue de 11.2293 pesos por dólar americano.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **MINSA** TRIMESTRE: **1** AÑO: **2005**

GRUPO MINSA, SA DE CV

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 MINSA S.A. DE C.V.	ELABORACIÓN Y COMERCIALIZACIÓN DE HARIN	271,025,994	99.99	271,026	230,397
2 Maíz Industrializado de Occidente S.A.	Inmobiliaria	78,868,999	99.99	78,869	345,895
3 Maíz Industriaizado del Norte S.A.	Inmobiliaria	63,394,999	99.99	63,395	121,298
4 Maíz Industrializado del Golfo S.A.	Inmobiliaria	50,964,999	99.99	50,965	350,126
5 Maíz Industrializado del Sureste S.A.	Inmobiliaria	46,795,999	99.99	46,796	97,110
6 Minsa Corporation	ELABORACIÓN Y COMERCIALIZACIÓN DE HARIN	100,000	100.00	131,041	226,153
7 Maíz Industriaizado de Centroamerica S.A	ELABORACIÓN Y COMERCIALIZACIÓN DE HARIN	35,879	87.00	47,923	38,129
8 Servicios Corporativos Minsa S.A.	Prestadora de Servicios	161,750,900	99.99	161,751	130,102
9 Servicios Administrativos Minsa S.A.	Prestadora de Servicios	35,773,034	99.99	35,774	(62,000)
10 Operadora Minsa S.A.	Prestadora de Servicios	74,070,422	99.99	74,070	(6,323)
11 Servicios La Fábrica S.A.	Prestadora de Servicios	49,999	99.99	50	261
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**961,660**	**1,471,148**
ASOCIADAS		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**0**	**0**
OTRAS INVERSIONES PERMANENTES					**4,536**
TOTAL					**1,475,684**

OBSERVACIONES

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, S.A. DE CV

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 2005

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
QUIROGRAFARIOS																
Quirografario/Standard Bank	15/03/2008	8.43	0	0	0	0	0	0	0	0	74,862	0	149,725	0	0	0
Revolvente/ABSA Bank	27/08/2005	6.50	0	0	0	0	0	0	0	0	69,778	0	0	0	0	0
Quirografario/Banco de Expor	21/07/2004	23.25	0	0	0	0	0	0	0	0	481	0	0	0	0	0
Arrendamiento/Wells Fargo	28/04/2008	4.25	0	0	0	0	0	0	0	0	89	0	8	0	0	0
Arrendamiento/Wells Fargo	04/09/2007	4.25	0	0	0	0	0	0	0	0	75	0	129	0	0	0
TOTAL BANCARIOS			0	0	0	0	0	0	0	0	145,285	0	149,862	0	0	0
PROVEEDORES																
PROVEEDORES																
PROVEEDORES VARIOS S22			142,395	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			142,395	0	0	0	0	0	0	0	0	0	0	0	0	0
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
OTROS PASIVOS CIRCUL S26			35,891	0	0	0	2,114	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			35,891	0	0	0	2,114	0	0	0	0	0	0	0	0	0
TOTAL			178,286	0	0	0	2,114	0	0	0	145,285	0	149,862	0	0	0

OBSERVACIONES

EL TIPO DE CAMBIO UTILIZADO FUE DE $11.2293 PESOS POR DOLAR AMERICANO

CLAVE DE COTIZACION: **MINSA** TRIMESTRE: 1 AÑO: 2005

GRUPO MINSA, SA DE CV

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 CONSOLIDADO

Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**24,399**	**273,983**	**6,055**	**67,997**	**341,980**
PASIVO	**4,260**	**47,829**	**2,660**	**29,868**	**77,697**
CORTO PLAZO	4,059	45,577	2,660	29,868	75,445
LARGO PLAZO	201	2,252	0	0	2,252
SALDO NETO	**20,139**	**226,154**	**3,395**	**38,129**	**264,283**

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **MINSA** TRIMESTRE: **1** AÑO: **2005**

GRUPO MINSA, SA DE CV

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	606,296	1,370,808	764,513	0.00	76
FEBRERO	591,657	1,335,640	743,984	0.00	2,455
MARZO	634,663	1,376,987	742,323	0.00	3,415
ACTUALIZACION:	0	0	0	0.00	12
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	(145)
OTROS	0	0	0	0.00	(447)
TOTAL					**5,366**

OBSERVACIONES

CLAVE DE COTIZACION: **MINSA** TRIMESTRE: **1** AÑO: **2005**

GRUPO MINSA, SA DE CV

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8

CONSOLIDADO
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
0

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CLAVE DE COTIZACION: **MINSA** TRIMESTRE: **1** AÑO: **2005**
GRUPO MINSA, SA DE CV

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
MINSA DEL CENTRO	ELABORA HARINA DE MAIZ	195,048	56
MINSA DE OCCIDENTE	ELABORA HARINA DE MAIZ	134,400	49
MINSA DEL NORTE	ELABORA HARINA DE MAIZ	99,072	65
MINSA DEL GOLFO	ELABORA HARINA DE MAIZ	118,884	62
MINSA DEL SURESTE	ELABORA HARINA DE MAIZ	88,236	54
MINSA DEL NORESTE	ELABORA HARINA DE MAIZ	148,608	59
MINSA CORPORATION (IOWA)	ELABORA HARINA DE MAIZ	24,000	55
MINSA CORPORATION (TEXAS)	ELABORA HARINA DE MAIZ	84,000	79
MINSA CENTROAMERICA	ELABORA HARINA DE MAIZ	24,000	43

OBSERVACIONES

CLAVE DE COTIZACION: **MINSA** TRIMESTRE: **1** AÑO: **2005**
GRUPO MINSA, SA DE CV

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
MAIZ	PRODUCTOS NACIONALES	NO			59.11

OBSERVACIONES

CLAVE DE COTIZACION: **MINSA**
GRUPO MINSA, SA DE CV

TRIMESTRE: **1** AÑO: **2005**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
HARINA DE MAIZ	137,065	320,595	113,176	435,402	24.50	MINSA	INDUSTRIALES DE TORTILLA
TOTAL		320,595		435,402			

CLAVE DE COTIZACION: **MINSA**
GRUPO MINSA, SA DE CV

TRIMESTRE: **1** AÑO: **2005**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
HARINA DE MAIZ			23,015	106,998	EEUU	MINSA	INDUSTRIALES DE TORTILLA FRITUREROS
TOTAL				106,998			

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 1 AÑO: 2005

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR $	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
BI		0	65,070,925			65,070,925		692,297
BII		0		357,333,151		357,333,151	260,284	
C		0		28,051,000		28,051,000		112,204
TOTAL			65,070,925	385,384,151	0	450,455,076	260,284	804,501

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
450,455,076

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 0
GDRS's : 0
ADS's : 0
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

(i) la Serie "B" Clase I, representa el capital mínimo fijo sin derecho a retiro y que está integrado por 65'070,925 acciones ordinarias, nominativas, sin expresión de valor nominal y sin derecho de retiro y la Serie "B" Clase II, que está constituida por acciones representativas de la parte variable c capital social y que está integrada por 357'333,151 acciones ordinarias, nominativas, sin expresión de valor nominal y con derecho a retiro y (ii) la Serie "C" que estaba integrada al 31 de MARZO de 2005 por 28'051,00(acciones sin derecho a voto, representativas de la parte variable del capitε social de la Sociedad y que fueron emitidas al amparo de la fracción tercerε del artículo 14-bis de la Ley del Mercado de Valores, mediante autorización expresa de la Comisión Nacional Bancaria y de Valores.

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

PROYECTOS DE LA EMPRESA

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

Conversión de estados financieros de subsidiarias extranjeras

Para consolidar los estados financieros de las subsidiarias extranjeras Minsa Corporation y Minsa Centroamérica, cuyas operaciones se encuentran integradas a las de la Compañía, los activos y pasivos monetarios fueron convertidos al tipo de cambio de cierre del balance general, y los activos y pasivos no monetarios y el capital contable fueron convertidos al tipo de cambio histórico de la fecha en que se realizaron las operaciones y las aportaciones, respectivamente.

Los ingresos, costos y gastos, fueron convertidos al tipo de cambio promedio ponderado del ejercicio, y las cifras resultantes se actualizan aplicando el Índice Nacional de Precios al Consumidor (INPC). Los efectos de conversión se registran en los resultados del ejercicio en el costo integral de financiamiento, dichos efectos no son importantes.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

FECHA: 28/04/2005 14:00

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: GRUPO MINSA, SA DE CV
DOMICILIO: PROLONGACION TOLTECAS # 4
COLONIA: LOS REYES IXTACALA
C. POSTAL: 54090
CIUDAD Y ESTADO: TLALNEPANTLA ,MEX
TELEFONO: 5722-1900
FAX: 5722-1906
DIRECCION DE INTERNET: www.minsa.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: GMI931015UV8
DOMICILIO FISCAL: PROLONGACION TOLTECAS # 4
COLONIA: LOS REYES IXTACALA
C. POSTAL: 54090
CIUDAD Y ESTADO: TLALNEPANTLA ,MEX

RESPONSABLE DE PAGO

NOMBRE: LIC. JULIO CESAR CERVANTES DEL OSO
DOMICILIO: PROLOGACION TOLTECAS # 4
COLONIA: LOS REYES IXTACALA
C. POSTAL: 54090
CIUDAD Y ESTADO: TLALNEPANTLA ,MEX
TELEFONO: 5722-1911
FAX: 5722-1906
E-MAIL: julio.cervantes@minsa.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE: LIC. JUAN JAIME PETERSEN FARAH
DOMICILIO: PROLONGACION TOLTECAS # 4
COLONIA: LOS REYES IXTACALA
C. POSTAL: 54090
CIUDAD Y ESTADO: TLALNEPANTLA MEX
TELEFONO: 5722-1900
FAX: 5722-1906
E-MAIL: n/a

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: DR. JOSE CACHO RIBEIRO
DOMICILIO: PROLONGACION TOLTECAS # 4
COLONIA: LOS REYES IXTACALA
C. POSTAL: 54090
CIUDAD Y ESTADO: TLALNEPANTLA MEX
TELEFONO: 5722-1900

CLAVE DE COTIZACION: MINSA FECHA: 28/04/2005 14:00
GRUPO MINSA, SA DE CV

FAX: 5722-1905
E-MAIL: jose.cacho@minsa.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR CORPORATIVO DE ADMINISTRACION Y FINANZAS
NOMBRE: SR. FERNANDO JIMENEZ GOMEZ
DOMICILIO: PROLONGACION TOLTECAS # 4
COLONIA: LOS REYES IXTACALA
C. POSTAL: 54090
CIUDAD Y ESTADO: TLALNEPANTLA MEX
TELEFONO: 5722-1900
FAX: 5722-1906
E-MAIL: fernando.jimenez@minsa.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO: GERENTE CORPORATIVO DE TESORERIA
NOMBRE: C.P. JULIO CESAR CERVANTES DEL OSO
DOMICILIO: PROLONGACION TOLTECAS # 4
COLONIA: LOS REYES IXTACALA
C. POSTAL: 54090
CIUDAD Y ESTADO: TLALNEPANTLA MEX
TELEFONO: 5722-1900
FAX: 5722-1906
E-MAIL: julio.cervantes@minsa.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO: CONTRALOR CORPORATIVO
NOMBRE: C.P. HECTOR HURTADO PEÑA
DOMICILIO: PROLONGACION TOLTECAS # 4
COLONIA: LOS REYES IXTACALA
C. POSTAL: 54090
CIUDAD Y ESTADO: TLALNEPANTLA MEX
TELEFONO: 5722-1900
FAX: 5722-1906
E-MAIL: hector.hurtado@minsa.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: DIRECTOR CORPORATIVO DE ADMINISTRACION Y FINANZAS
NOMBRE: SR. FERNANDO JIMENEZ GOMEZ
DOMICILIO: PROLONGACION TOLTECAS # 4
COLONIA: LOS REYES IXTACALA
C. POSTAL: 54090
CIUDAD Y ESTADO: TLALNEPANTLA MEX
TELEFONO: 5722-1900
FAX: 5722-1906
E-MAIL: fernando.jimenez@minsa.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR GENERAL
NOMBRE: DR. JOSE ERNESTO CACHO RIBEIRO
DOMICILIO: PROLONGACION TOLTECAS # 4

CLAVE DE COTIZACION: MINSA FECHA: 28/04/2005 14:00
GRUPO MINSA, SA DE CV

COLONIA: LOS REYES IXTACALA
C. POSTAL: 54090
CIUDAD Y ESTADO: TLALNEPANTLA MEX
TELEFONO: 5722-1900
FAX: 5722-1906
E-MAIL: jose.cacho@minsa.com.mx

PUESTO BMV: PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: NINGUNO
NOMBRE: LIC. ANTONIO CERON MURGA
DOMICILIO: PROLONGACION TOLTECAS # 4
COLONIA: LOS REYES IXTACALA
C. POSTAL: 54090
CIUDAD Y ESTADO: TLALNEPANTLA MEX
TELEFONO: 5722-1900
FAX: 5722-1905
E-MAIL: n/a

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: GERENTE CORPORATIVO DE TESORERIA
NOMBRE: C.P. JULIO CESAR CERVANTES DEL OSO
DOMICILIO: PROLONGACION TOLTECAS # 4
COLONIA: LOS REYES IXTACALA
POSTAL: 54090
CIUDAD Y ESTADO: TLALNEPANTLA MEX
TELEFONO: 5722-1900
FAX: 5722-1906
E-MAIL: julio.cervantes@minsa.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO: CONTRALOR CORPORATIVO
NOMBRE: C.P. HECTOR HURTADO PEÑA
DOMICILIO: PROLONGACION TOLTECAS # 4
COLONIA: LOS REYES IXTACALA
C. POSTAL: 54090
CIUDAD Y ESTADO: TLALNEPANTLA MEX
TELEFONO: 5722-1900
FAX: 5722-1905
E-MAIL: hector.hurtado@minsa.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO: CONTRALOR CORPORATIVO
NOMBRE: C.P. HECTOR HURTADO PEÑA
DOMICILIO: PROLONGACION TOLTECAS # 4
COLONIA: LOS REYES IXTACALA
C. POSTAL: 54090
CIUDAD Y ESTADO: TLALNEPANTLA MEX
TELEFONO: 5722-1900
FAX: 5722-1906
E-MAIL: hector.hurtado@minsa.com.mx